SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Definitions and Industry Terms

ADP	Aéroports de Paris.

AEA	Association of European Airlines.

Available seat kilometers (ASKs) or Capacity	The total number of seats available for the transportation of passengers multiplied by the number of kilometers those seats are flown.

Available ton kilometers (ATKs) or Capacity	The number of tons of capacity available for cargo multiplied by the kilometers flown.

Cargo	Freight and mail.

Cargo load factor	Revenue ton-kilometers for cargo expressed as a percentage of available cargo ton-kilometers.

DGAC	Direction Générale de l’Aviation Civile, the French civil aviation authority.

Domestic flights	Short- and medium-haul flights between destinations within France.

Equivalent available seat kilometres (EASK)	ASK plus ATK converted into available seat kilometers.

EEA	European Economic Area, which includes the 25 E.U. member states plus Norway, Iceland and Liechtenstein.

Freedoms	The right of an airline, obtained through a bilateral treaty, to operate in the airspace and on the territory of a country other than its home country. The eight freedoms can be summarized as follows:

(1) Departure from home country, right to fly over airspace of foreign country;

(2) Departure from home country, right to make a stopover in foreign country for technical reasons, without passenger embarkation or disembarkation (right of transit);

(3) Departure from home country, right of disembarkation for passengers from the home country;

(4) Departure from foreign country, right of embarkation for passengers traveling to the home country;

(5) Departure from home country, right of embarkation and disembarkation of passengers in two successive foreign countries;

(6) Departure from home country, right of embarkation for passengers traveling to the home country, then on to a third country;

(7) Departure from foreign country, right of embarkation for passengers traveling to a third country, without a stopover in the home country; and

(8) Departure from home country, right of embarkation of passengers from foreign country traveling to another destination in the same foreign country (cabotage).

IATA	International Air Transport Association. Its membership includes schedule and non-scheduled airlines.

Long-haul flights	Intercontinental flights between destinations in Europe, North, Central and South America, the Far East and Australia and the Middle East and Sub-Saharan Africa.

Medium-haul flights	Flights between destinations in Europe and North Africa.

Load factors	Revenue ton-kilometers expressed as a percentage of available ton-kilometers.

Passenger load factor	Revenue passenger-kilometers expressed as a percentage of available seat-kilometers.

Revenue passenger-kilometer (RPK) or Traffic	One fare paying passenger transported one kilometer; revenue passenger-kilometers are computed by multiplying the number of revenue passengers by the kilometers they are flown.

Revenue ton-kilometer (RTK) or Traffic	One ton of paid cargo traffic transported one kilometer; revenue ton-kilometers are computed by multiplying metric ton of revenue traffic (passenger, foreign and mail) by the kilometers this traffic is flown.

Scheduled Cargo Revenues	Revenues recognized at the time of transportation of cargo.

Scheduled Passenger Revenues	Revenues recognized at the time of transportation of passengers.

Slot	Authorization given by an airport operator to take off or land at a particular airport during a specified time period.

Summer season	As defined by IATA: typically runs from the last Saturday in March to the last Saturday in October.

Winter season	As defined by IATA: typically runs from the first Sunday after the last Saturday in October to the Friday before the last Saturday in March.

Yield	Passenger yield means unit revenue per passenger kilometer; corresponds to total revenues from scheduled passengers divided by the total number of revenue passenger-kilometer.

Explanatory Note

We are submitting this Form 6-K current report pursuant to the age of financial statements requirements of Item 8.A of Form 20-F under the Securities Exchange Act of 1934 (the “Exchange Act”) in connection with our prospectus filed pursuant to Rule 424(b)(3) of the Securities Act of 1933 (the “Securities Act”) relating to the sale of up to 30,062,200 ordinary shares deliverable upon the exercise of Air France-KLM warrants filed on November 4, 2005 under registration number 333-114188.

Operating and Financial Review and Prospects as of and for the Six-Month Period Ended September 30, 2006

Basis of Presentation

Pursuant to the transposition in France of European Regulation 1606/2002 of July 19, 2002, we adopted International Financial Reporting Standards (“IFRS”) as adopted by the European Commission (“EU”) for use in the European Union (“IFRS as adopted by the EU”) for the first time in our consolidated financial statements for the year ended March 31, 2006. The unaudited interim condensed consolidated financial statements as of and for the six-months ended September 30, 2006 and 2005 contained herein have been prepared in accordance with IAS 34.

IFRS as adopted by the EU differ in certain respects from IFRS as published by the International Accounting Standards Board (“IASB”). We have determined, however, that the financial information as of and for the periods presented herein would not be different had we applied IFRS as published by the IASB.

The principal differences between IFRS and US GAAP as they relate to us are discussed in note 25 to our unaudited interim condensed consolidated financial statements. Note 25 to our unaudited interim condensed consolidated financial statements contains a reconciliation of net income and stockholders’ equity under IFRS to net income and stockholders’ equity under US GAAP, as well as a summary of the adjustments to our income statements and stockholders’ equity that would have been required had we applied US GAAP instead of IFRS. Differences in net income and stockholders’ equity under IFRS and US GAAP primarily result from the accounting for business combinations, valuation of the fleet, accounting for maintenance and restitution costs accrual, derivatives and pensions. Further information on such differences and adjustments is set forth in the notes to our unaudited interim condensed consolidated financial statements mentioned above.

Airline Industry Trends

Dynamic Passenger Business

The impact of the September 11, 2001 terrorist attacks, the war in Iraq and the outbreak of SARS had a significant negative impact on airline passenger traffic in 2001, 2002 and 2003. Following a recovery in traffic first witnessed in the second half of 2003 and continuing through 2004 and 2005, 2006 levels of passenger traffic have continued to follow this upward trend with sustained levels of activity accompanied by a significant improvement in unit revenues. In September 2006, the International Air Transport Association (IATA) estimated airlines should decrease their losses by $1.7 billion in 2006 and return to profitability in 2007 with earnings of approximately $1.9 billion.

Increased Fuel Prices

Since spring 2004, the airline industry has faced sharp increases in fuel prices which continue to impact profitability in the sector. According to IATA, fuel currently accounts for approximately 26% of the total costs for airlines. In response to the sharp rise in oil prices, both Air France and KLM have implemented further fuel surcharges, amounting to, as at September 30, 2006, €18 on medium haul flights and €62 on long-haul flights for Air France and €22 and €52, respectively, for KLM. In response to decreasing fuel prices since September 2006, both Air France and KLM have decreased their fuel surcharges, by €2 on medium-haul flights and €7 on long-haul flights for Air France and by €5 on all medium-haul flights by KLM. The current Air France and KLM surcharges remain below the level of surcharges applied by Air France-KLM’s direct competitors.

Geographic Trends

In the United States, major airlines have been recovering. Following major restructuring programs undertaken within the framework of Chapter 11 bankruptcy protection and capacity reductions in the domestic market, the major US airlines have improved their load factors and unit revenues. From July to September 2006, three of the leading US airlines generated profits. While Northwest continued to generate losses, its $1.2 billion loss as at September 30, 2006 was largely due to restructuring costs. Delta requested and obtained an extension of its Chapter 11 bankruptcy status until February 2007, at which point it will present its plan to emerge from bankruptcy.

The business of European airlines has generally been strong since the beginning of 2005. The number of passengers carried increased by 4.4% between January and September 2006 to 255.3 million. Traffic increased over the same period by 5.2% with an increase in capacity of 4.2% resulting in an increase in load factor of 0.8 points to 77.2%. IATA expects European airlines on average to break even at the end of 2006. Earnings forecasts for the major European airlines are broadly positive as European airlines benefit from under-capacity in long-haul, allowing them to maintain a good level of unit revenues while continuing strong cost control policies.

A terrorist attempt in August 2006 at Heathrow airport led to new security measures on flights to the United Kingdom, the United States and Israel. These security measures were extended on November 6, 2006 to all flights departing from European airports.

Effect of the Business Combination between Air France and KLM

Our results for the six-month period ended September 30, 2006 illustrate the success of the business combination of Air France and KLM, with merger synergies feeding through strongly, and validate the implementation of our profitable growth strategy.

Due to the success of the business combination between Air France and KLM, we regularly revise our forecasts of revenue increasing synergies. For the fiscal year ended March 31, 2007, we have estimated that the synergies arising from the combination will amount to €500 million, compared to our estimate a year earlier of €465 million. As at September 2006, we believe we are on course to achieve this target. For the fiscal year ended March 31, 2008, we currently estimate that the synergies arising from the combination will amount to €605 million, compared to our original estimate of €570 million. For the financial year ended March 31, 2009, we currently estimate that these synergies will amount to €710 million, compared to our original estimate of €670 million. Finally, we estimate that the integration of information systems and revenue management should allow for additional synergies, amounting to an overall total savings of up to €1 billion by the fiscal year ended March 31, 2011. Our estimates of synergies are forward looking statements based on current estimations and expectations. See “Forward Looking Statements”.

In addition, both Air France and KLM have continued to implement cost-savings measures. Following the success of its restructuring plan concluded in March 2006 with a total of €650 million in cost savings, KLM has undertaken to deliver an additional €80 million during the fiscal year ended March 31, 2007, of which €46 million have already been realized as at September 30, 2006.

Air France is coming to the end of its three year “Major 07 Competitiveness” cost savings plan, aimed at achieving cost savings of €900 million by March 2007. At the end of the fiscal year ended March 31, 2006, Air France had already achieved cost savings of €654 million. As at September 30, 2006, Air France had already achieved additional savings of €111 million.

These measures have contributed to keeping a low level of unit costs. As at September 30, 2006, unit costs per equivalent available seat kilometers (“EASK”) increased 3.9%. Unit costs per EASK were impacted by an increased fuel price effect of 4.7%.

Critical Accounting Policies

Our accounting policies are described in Note 3 to our consolidated financial statements for the fiscal year ended March 31, 2006. Critical accounting policies are those policies that reflect significant estimates, judgments and uncertainties and potentially result in materially different results under different assumptions or conditions. We evaluate our estimates and judgments on an ongoing basis. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about revenue, expenses and the carrying values of assets and liabilities that are not readily apparent from other sources.

Published results may differ from these estimates under different assumptions or conditions.

We use the following critical accounting policies in the preparation of our consolidated financial statements:

Revenue Recognition

We recognize revenue and any related commissions for both passenger and cargo operations when transportation is provided or, for passenger operations, when a ticket expires unused. The amount of passenger ticket sales and commissions not yet recognized as revenue is reflected as “deferred revenue on advance ticket sales” in our consolidated balance sheet. We perform monthly evaluations of this amount to assess the adequacy of the deferred revenue. Any adjustments, which can be significant, are included in results of operations for the periods in which the evaluations are completed.

For purposes of revenue recognition, unused tickets generally expire 18 months following the issuance date. As a result, we make estimates of tickets that will expire unused based on historical trends in order to estimate the amount of unused ticket revenue to be recognized at the time of sale. Changes to these estimates could have a material effect on our financial results.

Frequent Flyer Accounting

We use a number of estimates in accounting for the Flying Blue Program which resulted from the combination as of June 1, 2005 of the former Air France Fréquence Plus and the KLM Flying Dutchman frequent flyer programs We believe these estimates are consistent with industry practice.

We reduce revenue and record a liability for the estimated incremental cost of providing travel awards based on a database of all program participants and consideration of each individual’s outstanding awards balance. Not all program members redeem accumulated miles for flight awards under the plan, and some program members may never redeem accumulated miles. Accordingly, we compute our program liability based on the analysis of previous experience under the program, anticipated behavior of customers, expectations of future awards to be issued, and analysis of current accumulated mileage balances.

Determination of the liability for the costs of providing travel awards includes the consideration of the incremental costs of fuel, meals, passenger insurance and ticketing. Costs such as aircraft maintenance, labor or overhead allocations are not considered incremental costs, and are not included in our estimates. As of September 30, 2006, the liability for outstanding but unissued awards was €121 million (€116 million as of March 31, 2006).

A change to these costs estimates or assumptions regarding redemption of miles awards under the program could have a significant effect on our liability in the year of change as well as future years. Furthermore, a change to our policy regarding the number of miles required for specific awards could have a significant impact on measurement of this liability.

We assess incremental cost estimates and award redemption assumptions on a periodic basis throughout the year. Any known or expected trends in individual components are considered in developing estimates of the expected future incremental costs of awards to be issued under the program.

We also sell mileage credits in the Flying Blue program to participating partners, such as credit card companies and hotels. Income from the sale of mileage is deferred and recognized as “passenger revenue” at the time when transportation is provided, based on estimates of the fair value of tickets to be redeemed. Proceeds from sales of mileage credits in excess of the incremental cost of awards to be issued are recognized in income immediately.

Accounting for Pension Plans and Lump Sum Retirement Payments

We calculate our obligations in respect of pension plans and lump-sum retirement payments using the projected credit method, taking into consideration specific economic conditions prevailing in the various countries concerned.

Pension expense is recorded over the service lives of the employees participating in the plans.

Our accounting for pension plans requires us to make a number of assumptions that affect the consolidated financial statements. We believe the most critical are the assumed discount rate and the expected long-term rate of return on plan assets.

We determine our assumed discount rate on the measurement date for each plan. This rate is determined primarily by review of the interest rates on high-quality long-term bonds in the appropriate jurisdictions (generally bonds rated AA or higher by a recognized rating agency). Nominal interest rates vary widely worldwide due to exchange rates and local inflation factors. The weighted average assumed discount rate for Air France-KLM’s worldwide defined benefit plans was 4.5% at March 31, 2006.

Accounting for Major Maintenance Operations

IFRS Accounting Policy

Our accounting policy for major maintenance operations is described at Note 3 to our consolidated financial statements for the year ended March 31, 2006. The component approach requires us to make estimates with respect to the anticipated costs and timing of major airframe and engine operations, change to which could have a material effect on our financial position and results of operations.

In addition, our operating lease agreements typically require us either to return an airframe and engine in a certain condition, known as the contractual potential, or to pay or receive a fee based on the actual condition of the airframe and engine upon its return. We record a provision or asset for restitution depending on our estimate of the difference between current airframe and engine condition and the contractual potential.

Change to our estimation of the future actual airframe and engine potential, restitution costs and the time at which such costs would be incurred could have a material effect on our financial position and results of operations.

U.S. GAAP Accounting Policy

Under U.S. GAAP, all maintenance costs are expensed as incurred. Provision for restitution of aircraft under operating leases is recorded at the time restitution costs are probable and can be reasonably estimated.

Impairment of Tangible Long Lived Assets

Under IFRS and in accordance with IAS 36 “Impairment of Assets”, we review at each balance sheet date the carrying amount of tangible and intangible assets in order to assess whether there is any indication of impairment. If such an indication exists, the recoverable value of the assets is estimated in order to determine the amount, if any, of the impairment. The recoverable value is the higher of the following values: the fair value reduced by selling costs and its value in use.

When it is not possible to estimate the recoverable value for an individual asset, recoverable amount is determined for the Cash-Generating Unit (CGU) to which the asset belongs.

We determined that the smallest level at which assets could be tested were the CGUs corresponding to our operating segments. When the recoverable value of a CGU is lower than its carrying value, an impairment is recognized. This impairment loss is allocated first to the carrying amount of the goodwill. The remainder is allocated to the other assets of the CGU pro rata on the basis of the carrying amount of each asset in the unit. For the passenger segment, value in use is measured by discounting forecast operating cash flow to be generated by those assets, based on the models that we also use in making fleet scheduling decisions. These models use passenger yield, fuel costs, labor costs, and other relevant factors for the markets where the specific aircraft will operate. Fair values of aircraft are estimated based on information available under the circumstances, including published information from third party sources, current market conditions, or the value of similar assets.

Under U.S. GAAP, when impairment indicators are identified, we make judgments about the level of assets to be grouped for purposes of impairment according to our segment level. We estimate future net cash flows related to the asset group, and record impairment losses on long lived assets held and used when events and circumstances indicate that the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

The impairment loss is measured by comparing the fair value of the asset to its carrying amount.

Deferred Tax Assets

Deferred tax assets relating to temporary differences and tax loss carry forwards are recorded to the extent that the taxable entity is likely to generate sufficient taxable income to absorb such temporary differences. We assess the likelihood based on our business plans and reasonable expectations of taxable income and reversals of temporary differences for future years.

Under IFRS, the amount of tax losses for which no deferred tax asset is recognized in the balance sheet is €446 million as of September 30, 2006 and €453 million as of March 31, 2006.

Changes to our estimation and forecasts of future taxable income could result in material changes to the amount of deferred tax assets recorded.

Comparison of Financial Results for the Six-Month Periods Ended September 30, 2006 and September 30, 2005

The following table sets forth our sales, income from current operations, income from operating activities, net income from continuing operations, income attributable to equity holders and net income per share for the six-month period ended September 30, 2006 and September 30, 2005, and the percentage change between the periods:

	Six-month period ended September 30,
	2006	2005	% Change
	(in millions of euro)
Sales	11,933	10,822	10.3%
Income from current operations	979	750	30.5%
Income from operating activities	954	1,289	(26.0)%
Net income from continuing operations	607	841	(27.8)%
Income attributable to equity holders of the Group	618	829	(25.4)%
Diluted net earnings per share (in €)	2.16	2.97	(27.3)%

Our sales for the six-month period ended September 30, 2006 increased by 10.3% to €11.93 billion from €10.82 billion for the same period in 2005. Unit revenues per EASK increased by 5.4% which was impacted by a positive currency effect of 0.3%.

Current operating costs increased to €10.95 billion for the six-month period ended September 30, 2006, an increase of 8.8% compared to the same period in 2005. Excluding the fuel charge, the increase of operating costs for the six-month period ended September 30, 2006 would be limited to 5%.

The principal change in operating costs was the increase in fuel expenses by 27% to €2.18 billion for the six-month period ended September 30, 2006, reflecting a combination of a volume effect of 3% and a price impact after hedging of 24%. Commercial and distribution costs decreased by 2.5% to €620 million for the six-month period ended September 30, 2006 and employee costs increased by 5.4% to €3.3 billion over the same period. The increase in employee costs was partly due to a 10.6% increase of social charges related to Air France’s contribution to the French national unemployment insurance fund. This limited the reduction in unit costs per EASK by 0.7 points. Headcount remained stable at 103,347 employees.

Unit costs per EASK increased by 3.9% including a negative fuel price effect of 4.7%.

Income from current operation amounted to €979 million for the six-month period ended September 30, 2006, an increase of 30.5% from €750 million for the same period in 2005.

Income from operating activities amounted to €954 million for the six-month period ended September 30, 2006, compared to €1.29 billion for the same period in 2005. Pre-tax income of fully integrated companies amounted to €830 million, compared to €1.16 billion for the same period in 2005 mainly due to an impairment on Martinair of €59 million. Income from operating activities for the six-month period ended September 30, 2005 included the capital gain of €504 million with respect to the disposal of Amadeus GTD shares under the public offer for Amadeus GTD shares by WAM Acquisition S.A.

After a tax charge for the six-month period ended September 30, 2006 of €238 million (compared to a tax charge of €292 million for the same period in 2005) and a positive contribution from associates of €15 million (compared to a negative contribution of €30 million for the same period in 2005), income attributable to equity holders amounted to €618 million for the six-month period ended September 30, 2006 compared to €829 for the same period in 2005 which had included a net capital gain of €419 million with respect to the disposal of Amadeus GTD shares under the public offer for Amadeus GTD shares by WAM Acquisition S.A. Excluding the impact of the Amadeus disposal, net income for the six-month period ended September 30, 2006 increased by 50.7% compared to the same period in 2005.

Net diluted earnings per share amounted to €2.16 for the six-month period ended September 30, 2006, compared to €2.97 for the same period in 2005.

Growth was achieved across the passenger, cargo and maintenance business segments. For the six-month period ended September 30, 2006, revenues from passenger and cargo operations increased by 10.3% and 7.0%, respectively, compared to revenues from passenger and cargo operations for the same period in 2005. Operating revenues for our third party maintenance activity for the six-month period ended September 30, 2006 increased 16.8% compared to the same period in 2005. Operating revenues from other activities for the six-month period ended September 30, 2006 increased by 13.5% compared to the same period in 2005.

Passenger Activity

The following table shows passenger revenues, scheduled passenger revenues, yield, unit revenue and cost per ASK and income from current operations for the six-month period ended September 30, 2006, for the six-month period ended September 30, 2005 and the percentage change between the periods:

	Six-month period ended September 30,
	2006	2005	Change
Passenger activity
Passenger revenues (in €m)	9,486	8,600	10.3%
Scheduled passenger revenues (in €m)	8,970	8,088	10.9%
Yield (unit revenue per RPK) (in € cents)	8.69	8.34	4.3%
Unit revenue per ASK (in € cents)	7.20	6.83	5.5%
Unit cost per ASK (in € cents)	6.43	6.24	3.0%
Income from current operations (in €m)	868	601	44.4%

During the six-month period ended September 30, 2006, passenger traffic increased by 6.4% and capacity increased by 5.1% compared to the same period in 2005, resulting in an increase in load factor of one point to 82.8%, 3.4 points higher than the AEA average for the same period in 2006. According to the AEA, as at September 30, 2006, we increased our market share to 26.4% compared with 26.3% at the same period in 2005.

During the six-month period ended September 30, 2006, we continued to strengthen our positioning in the strategic markets of China, India and Brazil. Air France and KLM extended their code share in offering new destinations in Brazil with TAM and in China with China Southern and Sichuan Airlines. Furthermore, we continued our development in India, operating our own flights to new destinations. We also celebrated 60 years of flights to New York - KLM launching its first flight in May 1946 and Air France in June of the same year. Aviation Week & Space Technology awarded Air France-KLM with first prize in the category of “commercial air transport” and recognized the success of the merger between the two airlines.

During the six-month period ended September 30, 2006, SkyTeam expanded its alliance with the arrival of a tenth member, Aeroflot, the leading Russian airline.

To facilitate travel for customers, Air France-KLM has provided a check-in portal on the internet common to both airlines. Passengers can check in over the internet for almost all destinations offered by the two airlines. In addition, passengers holding electronic tickets have the opportunity of choosing their seat and printing their boarding pass from their personal computer. Passengers not holding electronic tickets may use the self-service check-in kiosks available at airports. In June 2006, KLM inaugurated the new hall 2 at Schiphol with 60 self-service kiosks and 56 baggage drop-off points, increasing the airline’s check-in capacity and that of its SkyTeam partners by 66%. In addition, KLM added a seventh transfer hub at Schiphol allowing it to further increase flight frequencies.

In May 2006, Air France took delivery of the first of six new Boeing 777-300ERs ordered for its French West Indies network. These aircraft are the latest model available in the Boeing family and have been specially equipped for this destination. The delivery of these new aircraft has allowed Air France to replace the Boeing 747-300s which have been retired from the fleet.

With a fleet of 564 aircraft in operation as at September 30, 2006 (556 at September 30, 2005), we carried approximately 38.7 million passengers during the six-month period ended September 30, 2006, compared to 36.6 million during the same period in 2005.

Total revenues from passenger activity for the six-month period ended September 30, 2006 increased by 10.3% to €9.49 billion compared to €8.60 billion for the same period in 2005, while scheduled passenger revenues increased by 10.9% to €8.97 billion compared to such revenues for the same period in 2005. The increases were principally due to the increased passenger traffic.

Yield increased by 4.3% for the six-month period ended September 30, 2006 compared to the same period in 2005, which was impacted by a favorable currency effect of 0.4%. The improvement of one point in the load factor drove a growth of unit revenue per available seat kilometer of 5.5% including a favorable currency effect of 0.4%. Unit cost per ASK increased 3.0% after an increased fuel price effect of 4.0% for the six-month period ended September 30, 2006 compared to the same period in 2005.

During the six-month period ended September 30, 2006, both the long-haul and medium-haul networks experienced increased activity. The following table shows passenger capacity, traffic, load factor and scheduled passenger revenue for the six-month period ended September 30, 2006 and the change in these operating measures as compared to such operating measures during the six-month period ended September 30, 2005:

	Six-month period ended September 30, 2006
	Capacity (ASK)		Traffic (RPK)		Load factor		Scheduled passenger revenue
	(in million)	Change	(in million)	Change	Change	Change	(in €million)	Change
Long-haul	95,412	5.2%	81,358	6.2%	13.8%	0.8 pts	5,297	13.8%
Medium-haul	29,155	5.0%	21,835	7.2%	7.0%	1.5 pts	3,673	7.0%
Total	124,566	5.1%	103,193	6.4%	10.9%	1.0 pts	8,970	10.9%

The long-haul network

Our long-haul network serves 113 destinations1, 47 unique to Air France, 35 unique to KLM, and 31 destinations served jointly by Air France and KLM. Our long-haul network is based out of our two main hubs at Roissy-CDG and Amsterdam Schiphol airports and represented approximately 77% of total capacity, 79% of total traffic and 59% of total scheduled passenger revenues for the six-month period ended September 30, 2006. During the six-month period ended September 30, 2006, 11.4 million passengers flew on Air France-KLM’s long-haul network, compared to 10.7 million for the same period in 2005.

The following table shows scheduled passenger revenues by destination for the six-month period ended September 2006 and the change in such revenues and in capacity and traffic within our long-haul network compared to the previous period:

	Six-month period ended September 30, 2006
	Capacity (ASK)	Traffic (RAK)	Scheduled passenger revenues by destination
			(in €million)
Americas	3.6%	4.8%	2,174	18.9%
Asia-Pacific	9.2%	11.8%	1,357	14.3%
Africa and Middle East	9.4%	8.5%	1,190	9.2%
Caribbean and Indian Ocean	(2.6)%	(2.9)%	576	3.8%
Total	5.2%	6.2%	5,297	13.8%

Americas. The Americas network is our principal network, representing 31% of total capacity, 33% of total traffic and 24% of scheduled passenger revenues at September 30, 2006. The number of passengers increased by 4.8% to 4.7 million compared to 4.5 million for the same period in 2005. Capacity in this network grew by 3.6% for the six-month period ended September 30, 2006 compared to the same period in 2005, and by 4.8% in terms of traffic resulting in a one point gain in the load factor to 88.6%.

The North American network continued to perform well, with traffic rising 2.6% and capacity rising 3.9% for the six-month period ending September 30, 2006 compared to the same period in 2005, maintaining a high load factor of 88.8%, down 1.1 points compared to the same period in 2005. Revenues for the six-month period ended September 30, 2006 increased by 14.3% to €1.55 billion compared to the same period in 2005, reflecting an improvement in unit revenues.

On the Latin America network, after strong growth in capacity for the six-month period ended September 30, 2005, the capacity increase of 3.0% was more modest for the six-month period ended September 30, 2006. Traffic on the Latin American network increased by 10.6% for the six-month period ended September 30, 2006, resulting in a 6 point increase in load factor to 88.3%. Revenues for the six-month period ended September 30, 2006 increased by 32.2% to €618 million compared to the same period in 2005, reflecting an improvement in unit revenues.

[1]	2006 summer season

Asia-Pacific. During the six-month period ended September 30, 2006, the Asian network experienced strong growth, becoming our second largest network in terms of traffic as compared to the third largest for the same period in 2005. The Asian network represented 21% of total capacity and 22% of total traffic for the six-month period ended September 30, 2006, a one point increase compared to the same period in 2005. Revenues for the six-month period ended September 30, 2006 rose 14.3% to €1.36 billion compared to €1.19 billion for the same period in 2005. A total of 2.6 million passengers flew with this network during the six-month period ended September 30, 2006, up from 2.4 million during the same period in 2005. The Asia-Pacific network’s share of scheduled passenger revenues remained unchanged at 15%. Unit revenues rose strongly during the six-month period ended September 30, 2006 compared to the same period in 2005.

Africa and Middle East. The Africa and Middle East network is our third-largest long-haul network and our fourth-largest network overall, representing approximately 14% of total capacity, 13% of traffic and 13% of total scheduled passenger revenues for the six-month period ended September 30, 2006. A total of 2.6 million passengers flew with this network during the six-month period ended September 30, 2006, up from 2.4 million during the same period in 2005. Traffic on the Africa and Middle East network during the six-month period ended September 30, 2006 increased 8.5% compared to the same period in 2005 and load factor decreased 0.6 points to 77.7%.

The Middle East network recorded strong capacity growth, with a 12.5% increase for the six-month period ended September 30, 2006 compared to the same period in 2005, with traffic increasing only 6.7% resulting in a decrease in load factor by 4 points to 74.6%. This lead to a drop in unit revenues per ASK despite the rise in unit revenues per passenger transported. Revenues on the Middle East network for the six-month period ended September 30, 2006 increased by 8.5% to €327 million.

On the Africa network, traffic increased by 9.3% during the six-month period ended September 30, 2006 compared to the same period in 2005. The load factor increased by 0.8 points to 79.1% for the six-month period ended September 30, 2006. Unit revenues also improved for the six-month period ended September 30, 2006, resulting in a 9.9% increase in revenues to €862 million compared to the same period in 2005.

Caribbean and Indian Ocean. The Caribbean and Indian Ocean network is our smallest network, representing approximately 11% of total capacity, 10% of total traffic and 6% of total scheduled passenger revenues for the six-month period ended September 30, 2006. Following a 2.6% decrease in capacity and a 2.9% decrease in traffic for the six-month period ended September 30, 2006, the load factor remained stable at 80.6%, a decrease of only 0.2 points. The impact of the outbreak of chikungunya fever in the region last winter is still being felt. The number of passengers flying on this network decreased by 1.8% to 1.5 million compared to the same period in 2005. However, the positive trend in unit revenues resulted in an increase in revenues to €576 million for the six-month period ended September 30, 2006, an increase of 3.8% compared to the same period in 2005.

The medium-haul network

Our medium-haul network serves 109 destinations, 33 unique to Air France and 23 unique to KLM. The medium-haul network is our second-largest network in terms of capacity (23% of total) but the third this year in terms of traffic (21% of total) for the six-month period ended September 30, 2006.

The medium-haul network represents the leading network for revenues, accounting for approximately 41% of total revenues for the six-month period ended September 30, 2006. Approximately 27.2 million passengers flew on our medium-haul network during the six-month period ended September 30, 2006, an increase of 5.2% compared to the same period in 2005.

The following table shows scheduled passenger revenues by destination for the six-month period ended September 30, 2006 and the change in such revenues, and in capacity and traffic within our medium-haul network compared to the same period in 2005:

	Six-month period ended September 30, 2006
	Capacity (ATK)		Traffic (RTK)		Load factor		Scheduled Passenger revenues
	(in million)	Change	(in million)	Change	%	Change	(in €million)	Change
Europe and North Africa	29,155	5.0%	21,835	7.2%	74.9%	1.5	3,673	7.0%

The strength of the medium-haul network is demonstrated by the load factor which increased 1.5 points to 74.9%. Unit revenue also increased, resulting in revenues of €3.67 billion for the six-month period ended September 30, 2006, an increase of 7.0% compared to the same period in 2005.

Cargo activity

Cargo activity experienced high levels of competition for the six-month period ended September 30, 2006, particularly in the Asian market. Activity levels varied between the three-month period ended June 30, 2006 and the three-month period ended September 30, 2006. The three-month period ended June 30, 2006 experienced strong activity, which slowed considerably during the three-month period ended September 30, 2006. Revenues for our cargo activity are strongly impacted by the price of fuel due to an ageing fleet with high levels of fuel consumption.

The following table shows cargo capacity, traffic, load factor and scheduled revenues for the six-month period ended September 30, 2006 and the change in these operating measures as compared to such operating measures for the same period in 2005:

	Six-month period ended September 30, 2006
	Capacity (ATK)		Traffic (RTK)		Load factor		Scheduled cargo revenues
	(in million)	Change	(in million)	Change	%	Change	(in €million)	Change
Cargo activity	8,378	2.4%	5,432	3.5%	64.2%	0.7	1,343	7.0%

During the six-month period ended September 30, 2006, cargo activity remained relatively stable, with an increase in traffic of 3.5% and in capacity of 2.4%, resulting in an increase in load factor by 0.7 points to 64.2% compared to the same period in 2005. In total, we transported 0.7 million tons of cargo during the six-month period ended September 30, 2006, representing an increase of 3.8% compared to the same period in 2005.

Revenues from our cargo business increased by 7.0% to €1.343 billion for the six-month period ended September 30, 2006 compared to €1.36 billion for the same period in 2005. The increase in revenues compared with traffic growth highlights the strong level of unit revenues achieved over the period. Unit revenue per ton-kilometer increased by 3.3% while unit revenue per available ton kilometer increased by 4.3%. Since 2002, this activity's sensitivity to fuel prices has led to the application of fuel surcharges, indexed to aircraft fuel prices.

The unit cost per available ton-kilometer increased by 6.7% for the six-month period ended September 30, 2006 compared to the same period in 2005. This increase was impacted by an increased fuel price effect of 6.7%. Operating income declined to €22 million for the six-month period ended September 30, 2006 from €45 million for the same period in 2005, largely due to decreased activity levels experienced in the three-month period ended September 30, 2006.

The following table shows cargo revenues, cargo transport revenues, yield and unit revenue and cost per ATK for the six-month period ended September 30, 2006, for the six-month period ended September 30, 2005 and the percentage change between the periods:

	Six-month period ended September 30,
	2006	2005	Change
Cargo activity
Cargo revenues (in €m)	1,453	1,358	6.9%
Scheduled cargo revenues (in €m)	1,343	1,255	7.0%
Yield (unit revenue per RTK) (in € cents)	24.72	23.90	3.4%
Unit revenue per ATK (in € cents)	16.03	15.34	4.5%
Unit cost per ATK (in €m)	15.60	14.62	6.7%
Operating income (in €m)	22	45	(51.1)%

The following table shows the geographic mix of our scheduled cargo revenues by destination for the six-month period ended September 30, 2006 and the change in such revenues and in capacity and traffic compared to the same period in 2005:

	Six-month period ended September 30, 2006
	Capacity (ATK)	Traffic (RPK)	Scheduled cargo revenues by destination
			(in millions of euro)
Europe – North Africa	(4.6)%	(4.6)%	34	(10.5)%
Americas	(2.6)%	2.1%	420	6.6%
Asia-Pacific	5.8%	1.6%	620	6.0%
Africa & Middle East	10.7%	17.6%	175	15.9%
Caribbean & Indian Ocean	(6.4)%	7.0%	94	8.0%
Total	2.4%	3.5%	1,343	7.0%

The two largest networks within our cargo activity are the Americas and Asia-Pacific, which accounted for 80% of capacity, 84% of demand and 77% of cargo transport revenues for the six-month period ended September 30, 2006. The contribution made by these two networks was similar to the level recorded during the same period in 2005.

Maintenance activity

Revenues for our third-party maintenance activity for the six-month period ended September 30, 2006 increased 17.0% to €480 million, compared to €411 million for the same period in 2005. Operating income amounted to €14 million for the six-month period ended September 30, 2006 compared to €40 million for the same period in 2005 with strong improvement in the second quarter performance compared with the first quarter of the current fiscal year. The maintenance activity in the first quarter was affected by contract postponements and logistic problems.

Other activity

Our other revenues principally consist of revenues from the catering activities of the Servair subsidiaries of Air France and KLM catering as well as KLM’s charter business through its subsidiary transavia.com. Revenues from other activities amounted to €514 million for the six-month period ended September 30, 2006, compared to €453 million for the same period in 2005. For the six-month period ended September 30, 2006, €95 million of revenues were realized in catering activities, compared to €86 million for the same period in 2005 and €393 million were realized by Transavia compared to €331 million for the same period in 2005. Operating income from other activities increased 17.2% for the six-month period ended September 30, 2006 to €75 million, of which €69 million was realized by Transavia.

External expenses

External expenses for the six-month period ended September 30, 2006 increased by 11.9% compared to the same period in 2005, increasing to €6.6 billion from €5.9 billion. The increase in external expenses resulted principally from the increase in fuel costs.

The following table shows a breakdown of our external expenses for the six-month period ended September 30, 2006 and the six-month period ended September 30, 2005 as well as the percentage change between the two periods:

	Six-month period ended September 30,
	2006	2005	% Change
	(in millions of euro)
Aircraft fuel	2,181	1,717	27.0%
Chartering costs	330	289	14.2%
Aircraft operating lease costs	305	309	(1.3)%
Landing fees and en route charges	881	820	7.4%
Catering	215	206	4.4%
Handling charges	635	597	6.4%
Aircraft maintenance costs	434	344	26.2%
Commercial and distribution costs	620	636	(2.5)%
Other external expenses	1,031	1,009	2.2%
Total	6,632	5,927	11.9%

Aircraft fuel

Aircraft fuel expenses increased by 27.0% to €2.18 billion for the six-month period ended September 30, 2006 as compared to €1.72 billion for the same period in 2005 due principally to the substantial increase in oil prices. The application of our hedging policies in respect of fuel costs resulted in a gain of €507 million. The increase in aircraft fuel costs was due to a 3% increase in volume of purchases combined with a 24% increase in oil prices after hedging activities.

Chartering costs

Aircraft chartering increased 14.2% for the six-month period ended September 30, 2006, to €330 million from €289 million for the same period in 2005 due to the development of code-sharing partnerships with Air Europea in Spain and Air Portugalia in Portugal.

Aircraft operating lease costs

For the six-month period ended September 30, 2006, aircraft operating lease costs remained relatively stable, decreasing by 1.3% to €305 million from €309 million during the same period in 2005.

Landing fees and en route charges

Landing fees and en route charges increased 7.4% to €881 million for the six-month period ended September 30, 2006 from €820 million for the same period in 2005, reflecting the increase in traffic.

Catering

For the six-month period ended September 30, 2006, catering expenses increased 4.4% to €215 million compared to €206 million for the same period in 2005.

Handling charges

Handling charges totaled €635 million for the six-month period ended September 30, 2006, increasing 6.4% from €597 for the same period in 2005, reflecting the increased activity.

Aircraft maintenance costs

Aircraft maintenance costs increased 26.2% for the six-month period ended September 30, 2006 to €434 million from €344 million for the same period in 2005. This increase is principally due to an accounting reclassification of €26 million as well as fixed charges incurred in connection with new contracts.

Commercial and distribution costs

Commercial and distribution costs decreased by 2.5% for the six-month period ended September 30, 2006, decreasing to €620 million from €636 million for the same period in 2005. This decrease resulted principally from the development of direct sales and the elimination of commissions paid to travel agents in accordance with new regulations implemented in France since April 1, 2005 and in the Netherlands since January 1, 2005.

Other external expenses

Other expenses increased 2.2% for the six-month period ended September 30, 2006, rising to €1.03 billion from €1.01 billion for the same period in 2005.

Salaries and related costs

Salaries and related costs increased 5.4% for the six-month period ended September 30, 2006, rising to €3.3 billion from €3.1 billion for the same period in 2005. The average number of employees over the six-month period ended September 30, 2006 amounted to 103,347, an increase of 0.9% compared to the same period in 2005. The increase in salaries and related costs was mainly due to the increase in social charges related to the Air France contribution to the French national unemployment insurance fund, which represented 2.1% of this increase.

Taxes other than income tax

Taxes and duties, other than income tax, increased by 15.2% to €129 million for the six-month period ended September 30, 2006 compared with €112 million for the same period in 2005.

Charge to depreciation, amortization and provisions, net

Depreciation, amortization and provisions charges increased by 2.6% to €893 million for the six-month period ended September 30, 2006 from €870 million for the same period in 2005. This increase is principally due to the amortization charge for the six-month period ended September 30, 2006 which reflected investments made and the decrease in the proportion of aircraft under operating leases.

Income

General

Income from operating activities for the six-month period ended September 30, 2006 was €954 million, compared to €1.29 billion for the same period in 2005 which included €504 million in capital gains resulting from the disposal of Amadeus GTD shares under the public offer for Amadeus GTD shares by WAM Acquisition S.A. in July 2005.

By activity

The following table shows a breakdown of external revenues and income from current operations by activity for the six-month periods ended September 30, 2006 and September 30, 2005:

	September 30, 2006		September 30, 2005
	External Revenues	Income from Current Operations	External Revenues	Income from Current Operations
	(in millions of euro)
Passenger activity	9,486	868	8,600	601
Cargo activity	1,453	22	1,358	45
Maintenance activity	480	14	411	40
Other activities	514	75	453	64
Total	11,933	979	10,822	750

For the six-month period ended September 30, 2006, income from current operations from passenger activity increased by 44.4%, rising to €868 million, compared to €601 million for the same period in 2005. Income from current operations from cargo activities decreased by 51.1% to €22 million from €45 million for the same period in 2005. Income from current operations from maintenance decreased 65% to €14 million for the six-month period ended September 30, 2006 compared to €40 million for the same period in 2005. For the six-month period ended September 30, 2006, income from current operations from other activities increased by 17.2% to €75 million from €64 million for the same period in 2005.

Net financial charges

Included in the net financial charges for the six-month period ended September 30, 2006 was an expense of €85 million, representing an 25.4% decrease from €114 million in the same period in 2005 but nevertheless remained stable due to losses during the six-month period ended September 30, 2006 resulting from the market-to-market valuation of financial instruments.

Income tax

For the six-month period ended September 30, 2006, we had a total tax charge of €238 million, compared to €292 million for the same period in 2005, resulting in an effective tax rate of 28.7% for the six-month period ended September 30, 2006 compared with an effective tax rate of 25.1% for the same period in 2005.

Share of results of equity affiliates

The share in income of equity affiliates amounted to €15 million for the six-month period ended September 30, 2006, compared with a loss of €30 million for the same period in 2005. This increase is principally due to the impairment test carried out on Martinair, in which KLM has a 50% interest, which resulted in a €58 million loss before tax for the six-month period ended September 30, 2005.

Income attributable to equity holders

Income attributable to equity holders for the six-month period ended September 30, 2006, amounted to €618 million compared to €829 million for the same period in 2005.

Liquidity and Capital Resources

Capital expenditure amounted to €1.11 billion during the six-month period ended September 30, 2006, compared to €1.37 billion for the same period in 2005. This capital expenditure was financed by an operating cash flow of €1.63 billion and proceeds from asset disposals of €60 million. Our cash position as at September 30, 2006 was €4.6 billion compared to €3.7 billion as of March 31, 2006. This increase was partially due to strong business activity as well as the issuance of our €550 million unrated bond issuance in September 2006. Disposable credit facilities remained at €1.7 billion.

Cash position can be reconciled to the balance sheet as follows:

	As at September 30, 2006	As at March 31, 2006
	(in millions of euro)
Cash	3,985	2,946
Bank overdrafts	(319)	(102)
Securities	961	865
Cash position	4,627	3,709

Our net debt position improved relatively to the fiscal year ended March 31, 2006. As at September 30, 2006 our net debt totaled €3.85 billion, representing a decrease of €531 million compared to €4.38 billion as at March 31, 2006.

We believe that our liquidity position exceeds the minimum required to sustain our business adequately and that our working capital is sufficient for our present requirements. We also believe that additional sources of liquidity are available to us if they are needed.

Net Debt

Pursuant to SEC rules, we have provided below a reconciliation of net debt to short- and long-term debt and capital leases as of September 30, 2006 and March 31, 2006. Net debt is a non-GAAP financial measure, and we believe that short- and long-term debt and capital leases is the most directly comparable financial measure presented in accordance with generally accepted accounting principles. We define net debt as short- and long-term debt, capital leases and change in derivative instruments less cash and deposits and marketable securities.

We believe that our net debt and ratio of net debt to stockholders’ equity are useful to investors as a measure of our liquidity and ability to serve and incur debt. However, net debt and such ratio should not be considered as measures of financial performance or leverage under IFRS and thus should be evaluated together with other financial ratios calculated in accordance with IFRS and the various components of short- and long-term debt including capital leases. In addition, our definition of net debt may not be comparable to similarly titled financial measures used by other companies. The following table shows a breakdown of net debt and stockholders’ equity and minority interests of Air France-KLM at September 30, 2006 and at March 31, 2006:

	As at September 30, 2006	As at March 31, 2006
	(in millions of euro)
Short- and long-term debt and capital leases(1)	9,272	8,979
Short-term bank finance facilities and similar facilities	319	102
Change in derivative instruments	128	52
Deposits on flight equipment under capital leases	(925)	(943)
Cash and cash equivalents	(3,984)	(2,946)
Marketable securities with a maturity over three months	(961)	(865)
Net debt	3,849	4,379
Stockholders’ equity	8,010	7,853
Net debt/stockholders’ equity	0.48	0.56

Note:

(1)	Short- and long-term debt and capital leases can be reconciled to the balance sheet as follows:

	As at September 30, 2006	As at March 31, 2006
	(in millions of euro)
Long term debt	8,196	7,826
Short term debt	1,178	1,260
Accrued interests	(102)	(107)
Total	9,272	8,979

Contractual Commitments Tables

The following table sets out our contractual commitments and payments due by period at September 30, 2006:

	Payment due by period
Contractual	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5+ years
	(in millions of euro)
Long-term debt obligations	9,374	1,178	1,175	703	771	772	4,775
Of which aircraft capital leases	4,899	683	737	435	521	534	1,989
Of which buildings capital leases	343	27	28	28	29	30	201
Operating leases	2,889	569	578	470	371	290	611
Other contractual commitments	62	62	—	—	—	—	—
Flight equipment orders	2,976	720	643	745	391	352	125
Estimated interest payments	2,067	373	323	283	252	219	617
Total	17,368	2,902	2,719	2,201	1,785	1,633	6,128

In addition to our operating cash flows and cash balances as of September 30, 2006, we may finance our contractual commitments, principally the purchases of flight equipment, through various methods, including entering into finance leases, issuing equity-linked securities and entering into secured or unsecured bank facilities. We also may reduce our need for liquidity by decreasing our capital expenditure plan, as we did following the events of September 11, 2001, entering into sale and lease back transactions and considering the disposing of non-strategic assets.

New Accounting Pronouncements under US GAAP

Statement of Financial Accounting Standard No. 157, Fair Value Measurement

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The Group will be required to adopt SFAS No. 157 as of April 1, 2008. The Group is currently evaluating the impact of SFAS 157 on the Group's financial condition, results of operations and cash flows.

Statement of Financial Accounting Standard No. 158, Employer’s Accounting for Defined Pensions and Other Postretirement Plans

In September 2006, the Financial Accounting Standards Board issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The Group will be required to initially recognize the funded status of its defined benefit postretirement plans and to provide the required disclosures as of the end of the fiscal year ending March 31, 2007, and will be required to measure plan assets and benefit obligations as of the date of its year-end statement of financial position in the fiscal year ending March 31, 2009. The Group is currently reviewing this statement to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109

Issued in June 2006, FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”) clarifies the accounting for uncertainty in income tax recognition in accordance with FASB Statement No. 109, Accounting for Income Taxes. It also requires additional financial statement disclosures about uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is currently evaluating the impact of FIN 48 on the Group’s consolidated financial statements.

EITF Issue No. 06-2, Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43

In June 2006, the FASB Emerging Issues Task Force (‘EITF’) issued EITF 06-02, Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43. This issue relates to an employee’s right to a compensated absence under a sabbatical or similar benefit arrangement (a) that require the completion of a minimum service period, (b) in which the benefit does not increase with additional years of service, and (c) in which the employee is not required to perform any duties during the absence, “accumulates” and therefore should be accounted for as a liability if the other conditions for recognition in FASB Statement No. 43, Accounting for Compensated Absences are met. This issue should be applied to financial reports for annual reporting periods beginning after December 15, 2006 with early application of this guidance permitted, provided the Group has not issued any financial statements for any period of the earlier fiscal year. Management believes the adoption of EITF 06-2 will not have a significant effect on the Group’s consolidated financial statements.

EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)

In June 2006, the Task Force reached a consensus that the scope of EITF 06-3 includes any tax assessed by a governmental authority that is both imposed on and current with a specific revenue-producing transaction between a seller and a customer, and may include, but is not limited to sales, use, value added, and some excise taxes.

The scope of EITF 06-3 excludes tax schemes that are based on gross receipts and taxes that are imposed during the inventory procurement process. Either the presentation of taxes within the scope of EITF 06-3 on a gross or a net basis is an accounting policy decision that should be disclosed under Opinion 22. Furthermore, for taxes reported on a gross basis, a company should disclose the aggregate amount of those taxes in interim and annual financial statements for each period for which an income statement is presented if that amount is significant. The disclosures required under this consensus should be applied retrospectively to interim and annual financial statements for all periods presented, if those amounts are significant. The consensus in this issue should be applied to interim and annual reporting periods beginning after December 15, 2006. Earlier application is permitted. Management believes the adoption of EITF 06-3 will not have a significant effect on the Group’s consolidated financial statements.

FSP AUG AIR-1, Accounting for Planned Major Maintenance Activities

FSP AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. An entity shall apply the same method of accounting for planned major maintenance activities in annual and interim financial reporting periods. This FSP amends certain provisions in the AICPA Industry Audit Guide, Audits of Airlines (Airline Guide), and APB Opinion No. 28, Interim Financial Reporting. The guidance in this FSP is effective for the first fiscal year beginning after December 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year. The Group currently uses the direct expense method of accounting for planned major maintenance; therefore, the adoption of FSP AUG AIR-1 should not have any material impact on the Group consolidated financial statements.

SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

In September 2006, the SEC released SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), which addresses how uncorrected errors in previous years should be considered when quantifying errors in current-year financial statements. SAB 108 requires registrants to consider the effect of all carry over and reversing effects of prior-year misstatements when quantifying errors in current-year financial statements. The SAB does not change the SEC staff’s previous guidance on evaluating the materiality of errors.

The Group will adopt SAB 108 for the fiscal year ending March 31, 2007. Management is currently evaluating the impact of the adoption of SAB 108 on the Group’s consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are inevitably exposed to price and currency fluctuations given the international nature of our business. We hedge our expected exposure to fluctuations in foreign exchange and interest rates on a case-by-case basis and seek to hedge a significant part of our expected exposure to fluctuation in fuel prices. The decision to hedge is taken by our management on a centralized basis based on the nature and significance of the potential risks involved. Our objective with respect to hedging transactions is to safeguard budgeted margins.

We have defined strict policies and procedures to measure, manage and monitor our market risk exposures. We have instituted management rules based on a segregation of operations, financial and administrative control and risk measurement. We have also instituted, for all operations managed at corporate level, an integrated system that permits real time monitoring of hedging strategies.

As part of our treasury and fuel risk management program, we selectively use derivative financial and commodity instruments in order to reduce our exposure to fluctuations in market rates and prices. We use derivates only for the purposes of hedging identified exposures and do not invest in derivatives for trading or speculative purposes. The instruments used include swaps, forward contracts, and options in the currency, interest rate and fuel markets.

Exchange Rate Risk

As at September 30, 2006, our exposure to exchange rate risk was not materially different from our exposure as at March 31, 2006, as described in our annual report on Form 20-F for the fiscal year ended March 31, 2006.

Interest Rate Risk

As at September 30, 2006, our exposure to interest rate risk was not materially different from our exposure as at March 31, 2006, as described in our annual report on Form 20-F for the fiscal year ended March 31, 2006:

•	Total debt remained relatively stable, rising by only 3.17% following the issuance of a €550 million bond program;

•	the breakdown between fixed rate and floating rate debt remained unchanged during the first semester: in order to capitalize on our historically low fixed rates, we have carried on our policy aimed at converting part of the floating rate debt into fixed rate using interest rate swaps.

Commodity Risk - Fuel Prices

The impact of fuel price changes on us and our competitors is dependent upon various factors, including hedging strategies. We have a fuel hedging program in which we enter into jet fuel, heating oil and crude swap and option contracts to protect against increases in jet fuel prices. These instruments generally have maturity of up to 48 months. The table below provides information about Air France-KLM’s swaps and options to manage commodity risks as at September 30, 2006:

	At September 30, 2006
	Maturing before one year	Maturing after one year	Total	Fair Value
	(in millions of euro)
Swaps	2,122	1,866	3,988	528
Options	1,012	1,435	2,447	236
Total	3,134	3,301	6,435	764

Recent Developments

There have been no significant events since September 30, 2006.

Board of Directors

By a decree dated May 16, 2006, Mr. Philippe Josse was appointed as director representing the French State on our board of directors, replacing Mr. Pierre-Mathieu Duhamel. Born in 1960, Mr. Josse was appointed Director of Budget on March 30, 2006.

Forward Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers. suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings, including its Annual Reports on Form 20-F for the year ended March 31, 2006. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Incorporation by Reference

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Air France – KLM Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS

April 1, 2006 – September 30, 2006

Groupe Air France – KLM

CONSOLIDATED INCOME STATEMENTS (unaudited)

In € millions		2006	2005
	Notes
Period from April 1 to September 30,

Sales	4	11 933	10 822
Other revenues		3	6

Revenues		11 936	10 828
External expenses	5	(6 632)	(5 927)
Salaries and related costs	6	(3 305)	(3 135)
Taxes other than income taxes		(129)	(112)
Amortization and depreciation	7	(870)	(809)
Provisions	7	(23)	(61)
Other income and expenses	8	2	(34)

Income from current operations		979	750

Sales of aircraft equipment	9	5	—
Negative goodwill		—	5
Other non-current income and expenses	9	(30)	534

Income from operating activities		954	1 289

Cost of financial debt	10	(193)	(188)
Income from cash and cash equivalents	10	108	74

Net cost of financial debt		(85)	(114)

Other financial income and expenses	10	(39)	(12)

Income before tax		830	1 163

Income taxes	12	(238)	(292)

Net income of consolidated companies		592	871

Share of profits (losses) of associates	11	15	(30)

Net income from continuing operations		607	841

Net income from discontinued operations		—	—

Income for the period		607	841
-Group		618	829
-Minority interest		(11)	12

Earnings per share – Group
-basic	13	2.33	3.16
-diluted	13	2.16	2.97

Groupe Air France – KLM

CONSOLIDATED BALANCE SHEETS (unaudited)

Assets In € millions	Notes	September 30, 2006	March 31, 2006

Goodwill		204	208
Intangible assets		424	428
Flight equipment	14	11 230	11 017
Other property, plant and equipment	14	1 982	1 955
Investments in equity associates		217	204
Pension assets		2 019	1 903
Other financial assets		1 101	1 182
Deferred tax assets		2	7
Other non current assets		791	1 082

Total non current assets		17 970	17 986

Other short term financial assets		1 132	932
Inventories		356	340
Account receivables		2 724	2 518
Income tax receivables		1	1
Other current assets		1 370	1 756
Cash and cash equivalents		3 984	2 946

Total current assets		9 567	8 493

Total assets		27 537	26 479

Groupe Air France – KLM

Liabilities and equity In € millions	Notes	September 30, 2006	March 31, 2006

Issued capital		2 290	2 290
Additional paid-in capital		430	430
Treasury shares		(49)	(58)
Reserves and retained earnings		5 229	5 072

Equity attributable to equity holders of Air France-KLM SA	15	7 900	7 734

Minority interests		110	119

Total Equity		8 010	7 853

Provisions and retirement benefits	17	1 412	1 453
Long-term debt	18	8 196	7 826
Deferred tax		934	839
Other non-current liabilities		475	417

Total non-current liabilities		11 017	10 535

Provisions	17	227	192
Short term portion of long-term debt	18	1 178	1 260
Trade payables		2 133	2 039
Deferred revenue on ticket sales		1 992	2 062
Current tax liabilities		7	167
Other current liabilities		2 654	2 269
Bank overdrafts		319	102

Total current liabilities		8 510	8 091
Total liabilities		19 527	18 626

Total liabilities and equity		27 537	26 479

Air France – KLM Group

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (unaudited)

In € millions

	Number of shares	Issued capital	Additional paid-in capital	Treasury shares							Equity attributable to holders of Air France- KLM SA	Minority interests	Total equity
					Retained earnings	Derivatives reserve	Available for sale securities reserve	Currency translation adjustment	Other reserves	Total
March 31, 2005	269 383 518	2 290	384	(19)	3 260	-	-	(6)	-	3 254	5 909	111	6 020
Gain / (loss) on revaluation of fixed assets reclassified as available for sale assets	—	—	—	—	—	—	(3)	—	—	(3)	(3)	—	(3)
Gain / (loss) on cash flow hedges	—	—	—	—	—	1 329	—	—	—	1 329	1 329	7	1 336
Currency translation adjustment	—	—	—	—	—	—	—	7	—	7	7	4	11
Income for the period	—	—	—	—	829	—	—	—	—	829	829	12	841
Total of gains / (losses) recorded	—	—	—	—	829	1 329	(3)	7	—	2 162	2 162	23	2 185
Stock based compensation (ESA)	—	—	—	—	(96)	—	—	—	—	(96)	(96)	—	(96)
Stock component of convertible bonds (OCEANE)	—	—	46	—	—	—	—	—	—	—	46	—	46
Dividends paid	—	—	—	—	(39)	—	—	—	—	(39)	(39)	—	(39)
Treasury shares	—	—	—	(72)	—	—	—	—	—	—	(72)	—	(72)
Change in consolidation	—	—	—	—	—	—	—	—	—	—	—	(6)	(6)
September 30, 2005 (*)	269 383 518	2 290	430	(91)	3 954	1 329	(3)	1	—	5 281	7 910	128	8 038

March 31, 2006	269 383 518	2 290	430	(58)	4 023	1 055	(4)	(2)	—	5 072	7 734	119	7 853
Gain / (loss) on revaluation of fixed assets reclassified as available for sale assets	—	—	—	—	—	—	(3)	—	—	(3)	(3)	—	(3)
Gain / (loss) on cash flow hedges	—	—	—	—	—	(392)	—	—	—	(392)	(392)	—	(392)
Currency translation adjustment	—	—	—	—	—	—	—	(2)	—	(2)	(2)	(2)	(4)
Income for the period	—	—	—	—	618	—	—	—	—	618	618	(11)	607
Total of gains / (losses) recorded	—	—	—	—	618	(392)	(3)	(2)	—	221	221	(13)	208
Stock based compensation (ESA)	—	—	—	—	17	—	—	—	—	17	17	—	17
Dividends paid	—	—	—	—	(81)	—	—	—	—	(81)	(81)	(1)	(82)
Treasury shares	—	—	—	9	—	—	—	—	—	—	9	—	9
Other	—	—	—	—	19	(21)	9	(7)	—	—	—	5	5
September 30, 2006	269 383 518	2 290	430	(49)	4 596	642	2	(11)	—	5 229	7 900	110	8 010

Groupe Air France – KLM

(*) Based on the fair valuation of KLM’s assets and liabilities at the acquisition date, KLM’s first consolidation resulted in the share acquired of the net fair value of KLM’s identifiable assets, liabilities and contingent liabilities exceeding the acquisition cost, including the recognition of the net pension asset related to the pilot retirement plan.

The negative goodwill was immediately reversed to operating profit in the income statement. However, pending clarification from the IFRIC, the Group decided not to recognize the benefit of the pension asset in its preliminary IFRS transition financial statements as of and for the year ended March 31, 2005 previously published. Hence the opening equity attributable to holders of Air-France KLM in the previously filed unaudited interim condensed consolidated financial statements for the six-month period ended September 30, 2005 did not reflect the benefit of the pension asset. Based on various publications issued by the IFRIC, and particularly the “IFRIC Update” dated September 2005, the Group revisited this accounting and recognized the full benefit of the pension asset in the income statement for the year ended March 31, 2005 included in its annual report for the year ended March 31, 2006. This resulted in an adjustment to the equity attributable to holders of Air-France KLM as of March 31, 2005, as compared to amounts presented in its preliminary IFRS transition financial statements previously published, and as compared to amounts reflected in the opening equity attributable to holders of Air-France KLM in the previously filed unaudited interim condensed consolidated financial statements for the six-month period ended September 30, 2005.

A reconciliation of the equity attributable to holders of Air France KLM as of September 30, 2005 as presented in the accompanying financial statements with previously filed unaudited interim consolidated financial statements as of September 30, 2005 is as follows:

In € millions	Equity attributable to holders of Air France-KLM as of September 30, 2005

As previously filed	6 910

Recognition of negative goodwill relating to the KLM pension surplus previously deferred	622
Recognition of additional negative goodwill relating to the KLM pension surplus based on the current status of the related discussions of IFRIC	306
Change in the fair value of the pension surplus between the acquisition date and March 31, 2005	72

In current filling	7 910

Groupe Air France – KLM

CONSOLIDATED STATEMENT OF TOTAL OF GAINS / (LOSSES) RECORDED (unaudited)

In € millions	September 30, 2006	September 30, 2005
Impact of the first application of IAS 32 and IAS 39 :
Derivatives	—	1 148
Investments available-for-sale	—	(3)
Deferred tax	—	(391)

Impact for the period :
Derivatives	(592)	926
Investments available-for-sale	(3)	—
Deferred tax	200	(354)

Currency translation adjustment	(2)	7

Gains / (losses) directly recorded in equity	(397)	1 333

Income for the period	618	829

Total of gains / (losses) recorded for the period	221	2 162

Air France – KLM Group

STATEMENTS OF CONSOLIDATED CASH FLOWS (unaudited)

In € millions Period from April 1 to September 30,	Notes	2006	2005
Income for the period		607	841
Amortization, depreciation and operating provisions		893	870
Financial provisions		18	—
Gain on disposals of tangible and intangible assets		(7)	(45)
Loss / (gain) on disposals of subsidiaries and associates		(1)	1
Gain on Amadeus GTD transaction	9	—	(504)
Derivatives		18	(7)
Unrealized foreign exchange gains and losses, net		(9)	19
Negative goodwill		—	(5)
Non monetary share of (profits) losses of associates		(15)	33
Deferred taxes		255	128
Other non-monetary items		(62)	(30)
Subtotal		1 697	1 301

(Increase) / decrease in inventories		(20)	(45)
(Increase) / decrease in trade receivables		(272)	(420)
Increase / (decrease) in trade payables		161	195
Change in other receivables and payables		61	280
Net cash flow from operating activities		1 627	1 311

Acquisitions of subsidiaries and investments in associates, net of cash acquired		(27)	(30)
Purchase of property, plant and equipment and intangible assets		(1 114)	(1 373)
Proceeds on disposal of subsidiaries and investments in associates		15	10
Proceeds on Amadeus GTD transaction		—	817
Proceeds on disposal of property, plant and equipment and intangible assets		60	147
Dividends received		2	—
Decrease (increase) in investments, net between 3 months and 1 year		(93)	51
Net cash used in investing activities		(1 157)	(378)

Issuance of long-term debt		942	1 090
Repayments on long-term debt		(223)	(344)
Payment of debt resulting from finance lease liabilities		(282)	(276)
New loans		(27)	(94)
Repayments on loans		24	66
Dividends paid		(82)	(41)
Net cash flow from financing activities		352	401

Effect of exchange rate on cash and cash equivalents		(1)	2

Change in cash and cash equivalents		821	1 336

Cash and cash equivalents at beginning of period		2 844	2 238
Cash and cash equivalents at end of period		3 665	3 574
Income tax paid (flow included in operating activities)		(268)	2
Interest paid (flow included in financing activities)		(216)	(172)
Interest received (flow included in financing activities)		112	67

Air France – KLM Group

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

April 1, 2006 – September 30, 2006

Air France – KLM Group

1.	BUSINESS DESCRIPTION

As used herein, the term “Air France–KLM” refers to Air France – KLM, a limited liability company organized under French law, without its consolidated subsidiaries. The terms the “Group” refer to Air France – KLM together with its consolidated subsidiaries.

The Company is headquartered in France and is one of the largest airlines in the world. The Company’s core business is passenger transportation. The Company’s activities also include cargo, industrial maintenance and other air-transport related activities, including principally catering and charter services.

The company Air France – KLM domiciled 2 rue Robert Esnault-Pelterie 75007 Paris – France, is the parent company of the Air France – KLM group.

The Group’s functional currency is the euro.

2.	SIGNIFICANT EVENTS OF THE PERIOD

On September 11, 2006, the company Air France, subsidiary of the Group Air France-KLM issued € 550 million bonds maturing on January 22, 2014. Characteristics of these bonds are described in Note 18.

3.	ACCOUNTING POLICIES

    3.1. Accounting principles

Accounting principles used for the interim condensed consolidated financial statements as of September 30, 2006 are the same as those used as of March 31, 2006 and described in the consolidated financial statements of the year ended March 31, 2006.

Concerning employee benefits, although the IFRIC has yet to deliver its final conclusions, the Group defined its accounting position based on various publications, and particularly the “IFRIC Update” dated September 2005 and the “IFRIC D19” whose comment period ended on October 30, 2006.

According to these, the KLM pension fund surplus must be fully recognized in the balance sheet.

The interim condensed consolidated financial statements as of September 30, 2006 are prepared in accordance with IAS 34 “Interim financial reporting” ; and must be read in connection with the annual consolidated financial statements as of March 31, 2006. They have been prepared in accordance with those IFRS as of November 22, 2006, date on which the accounts have been approved by the Board of Directors.

3.2. Preparation of unaudited interim condensed consolidated financial statements

Revenues and income from current operations are characterized by their seasonal nature related to a high level of activity during the first half of the fiscal year. This phenomenon varies in magnitude depending on the year. In accordance with IFRS, revenues and the related expenses are recognized over the period in which they are realized and incurred respectively.

For the interim statements, the tax charge (current and deferred) is calculated by applying to the book income for the period the estimated annual average tax rate for the current year for each entity or tax group

Air France – KLM Group

3.3. Use of estimates

The preparation of the interim condensed consolidated financial statements in conformity with current accounting policies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses. The main items are:

•	Revenue recognition related to deferred revenue on ticket sales,
•	Tangible and intangible assets,
•	Financial assets,
•	Deferred tax assets
•	Provisions

The Group’s management makes these estimates and assessments continuously on the basis of its past experience and various other factors considered to be reasonable.

Actual results could differ from these estimates depending on changes in the assumptions used or different conditions.

Air France – KLM Group

4.	INFORMATION BY ACTIVITY AND GEOGRAPHICAL AREA

The Air France-KLM group’s primary reporting format is business segmentation.

Business segments’ results are those that are either directly attributable or that can be allocated on a reasonable basis to these business segments. Amounts allocated to business segments mainly correspond as far as the income statement is concerned, to the current operating income and the share of results of associates. Other elements of the income statement are presented in the “not allocated” column.

Inter-segment transactions are evaluated based on normal market conditions.

The Air France-KLM Group’s secondary reporting format is geographical segmentation, based on origin of sales.

Only passenger and cargo traffic revenues are allocated by geographical area of destination.

Business segments

Passenger: Passenger operating revenues primarily come from passenger transport services on scheduled flights with one of the Companies’ airline code, including flights operated by other airlines under code-sharing agreements. They also include commissions paid by SkyTeam alliance partners, revenues from excess baggage and airport services supplied by the Group to third party airlines and services linked to IT systems.

Cargo: Cargo operating revenues come from freight transport on flights under the Companies’ codes, including flights operated by other partner airlines under code-sharing agreements. Other cargo revenues are derived principally from sales of cargo capacity to third parties.

Maintenance: Maintenance operating revenues are generated through maintenance services provided to other airlines and customers globally.

Other: The revenues from this segment come primarily from catering supplied by the group to third-party airlines and to charter flights operated primarily by Transavia.

Geographical segments

Group activities are broken down into five geographical regions :

- Europe and North Africa

- Caribbean, French Guiana and Indian Ocean

- Africa, Middle East

- Americas, Polynesia

- Asia and New Caledonia

Air France – KLM Group

4.1 Information by business segment

•	Six month period ended September 30, 2006

In € millions	Passenger	Cargo	Maintenance	Other	Non allocated	Total
Total sales	9 874	1 466	1 394	819	—	13 553
Intersegment sales	(388)	(13)	(914))	(305)	—	(1620)
External sales	9 486	1 453	480	514	—	11 933
Income from current operations	868	22	14	75	—	979
Income from operating activities	868	22	14	75	(25)	954
Share of profits (losses) of associates	—	—	—	15	—	15
Net cost of financial debt and other financial income and expenses	—	—	—	—	(124)	(124)
Income taxes	—	—	—	—	(238)	(238)
Net income from continuing operations	868	22	14	90	(387)	607

•	Six month period ended September 30, 2005

In € millions	Passenger	Cargo	Maintenance	Other	Non allocated	Total
Total sales	8 939	1 370	1 313	763	—	12 385
Intersegment sales	(339)	(12)	(902)	(310)	—	(1 563)
External sales	8 600	1 358	411	453	—	10 822
Income from current operations	601	45	40	64	—	750
Income from operating activities	601	45	40	64	539	1 289
Share of profits (losses) of associates	—	—	3	(33)	—	(30)
Net cost of financial debt and other financial income and expenses	—	—	—	—	(126)	(126)
Income taxes	—	—	—	—	(292)	(292)
Net income from continuing operations	601	45	43	31	121	841

Air France-KLM Group

4.2 Information by geographical area

Sales by geographical area

•	Six month period ended September 30, 2006

In € millions	Europe North Africa	Caribbean, French Guiana Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia New Caledonia	Total

Scheduled passenger	5 773	213	615	1 605	764	8 970
Other passenger sales	367	28	20	41	60	516
Total passenger	6 140	241	635	1 646	824	9 486
Scheduled cargo	589	18	91	172	473	1 343
Other cargo sales	76	2	4	11	17	110
Total cargo	665	20	95	183	490	1 453
Maintenance	475	—	—	—	5	480
Others	501	9	4	—	—	514
Total	7 781	270	734	1 829	1 319	11 933

•	Six month period ended September 30, 2005

In € millions	Europe North Africa	Caribbean, French Guiana Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia New Caledonia	Total

Scheduled passenger	5 289	213	581	1 328	677	8 088
Other passenger sales	386	28	18	28	52	512
Total passenger	5 675	241	599	1 356	729	8 600
Scheduled cargo	565	17	77	154	442	1 255
Other cargo sales	69	2	4	12	16	103
Total cargo	634	19	81	166	458	1 358
Maintenance	407	—	—	—	4	411
Others	445	5	3	—	—	453
Total	7 161	265	683	1 522	1 191	10 822

Air France-KLM Group

Traffic sales by geographical area of destination

•	Six month period ended September 30, 2006

In € millions	Europe North Africa	Caribbean, French Guiana Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia New Caledonia	Total

Scheduled passenger	3 673	576	1 190	2 174	1 357	8 970
Scheduled cargo	34	94	175	420	620	1 343
Total	3 707	670	1 365	2 594	1 977	10 313

•	Six month period ended September 30, 2005

In € millions	Europe North Africa	Caribbean, French Guiana Indian Ocean	Africa, Middle East	Americas, Polynesia	Asia New Caledonia	Total

Scheduled passenger	3 433	555	1 085	1 828	1 187	8 088
Scheduled cargo	38	87	151	394	585	1 255
Total	3 471	642	1 236	2 222	1 772	9 343

5.	EXTERNAL EXPENSES

In € millions Six month period ended September 30,	2006	2005
Aircraft fuel	2 181	1 717
Chartering costs	330	289
Aircraft operating lease costs	305	309
Landing fees and en route charges	881	820
Catering	215	206
Handling charges and other operating costs	635	597
Aircraft maintenance costs	434	344
Commercial and distribution costs	620	636
Other external expenses	1 031	1 009
Total	6 632	5 927

The “Other external expenses” correspond mainly to rent expenses and insurance costs.

Air France-KLM Group

6.	SALARIES AND NUMBER OF EMPLOYEES

Salaries and related costs

In € millions Six month period ended September 30,	2006	2005
Wages and salaries	2 425	2 321
Social contributions	766	693
Net periodic pension cost	73	105
Expenses related to share-based compensation	15	14
Other expenses	26	2

Total	3 305	3 135

Average number of employees

Six month period ended September 30,	2006	2005
Flight deck crew	7 974	7 828
Cabin crew	20 676	20 257
Ground staff	74 697	74 378
	103 347	102 463

7.	AMORTIZATION, DEPRECIATION AND PROVISIONS

In € millions Six month period ended September 30,	2006	2005
Depreciation and amortization
Intangible assets	19	19
Flight equipment	728	663
Other property, plant and equipment	123	127

	870	809
Provisions
Fixed assets	—	—
Inventories	5	—
Trade receivables	—	5
Risks and contingencies	18	56

	23	61
Total	893	870

Air France-KLM Group

8.	OTHER INCOME AND EXPENSES

In € millions Six month period ended September 30,	2006	2005

Joint operation of routes and cargo	(5)	(47)
Operations-related currency hedges	5	5
Other	2	8

Total	2	(34)

9.	OTHER NON-CURRENT INCOME AND EXPENSES

During the period ended September 30, 2006, a net gain on sales of aircraft equipment that amounts to € 5 million, corresponds primarily to the sale of an aircraft owned by AFPL.

AFPL has recorded a loss for an amount of € 20 million in relation to an aircraft due to the disposal of this aircraft which will occur during the 4th quarter of the year 2006-07.

During the year ended March 31, 2005, Air France and the other air carrier shareholders in Amadeus GTD initiated discussions with private equity investment funds to launch, through a company, WAM Acquisition SA, in which they would become shareholders, a tender offer for Amadeus GTD at a price of € 7.35 per share. This Leveraged Buy Out (LBO) allowed Air France to recognize a gain, while remaining an Amadeus GTD shareholder through the new company. The offer closed early in July 2005 and the pre-tax gain on this transaction totaled € 504 millions.

10.	NET COST OF FINANCIAL DEBT AND OTHER FINANCIAL INCOME AND EXPENSES

In € millions Six month period ended September 30,	2006	2005

Income from marketable securities	38	23
Other financial income	70	51

Income from cash and cash equivalents	108	74

Borrowing interest	(115)	(105)
Lease interest	(96)	(100)
Capitalized interest	18	17

Cost of financial debt	(193)	(188)
Net cost of financial debt	(85)	(114)

Foreign exchange gains (losses), net	(9)	(19)
Change in fair value of financial assets and liabilities	(18)	7
Net (charge) release to provisions	(18)	—
Other income and expenses	6	—
Other financial income and expenses	(39)	(12)
Total	(124)	(126)

Air France-KLM Group

The interest rate used in the calculation of capitalized interest for the six month period ended September 30, 2006 is 4.45%(3.72% for the six month period ended September 30, 2005).

Net foreign exchange losses for the six month period ended September 30, 2006 include an unrealized net gain of € 9 million (against a loss of € 19 million for the six month period ended September 30, 2005) mainly due to the variation of the US dollar rate.

Net charge to provisions includes an unrealized loss on shares of Alitalia for an amount to € 9 million, as a result of the stock price decreasing in a significantly way during the six month period ended September 30, 2006.

11.	SHARE OF PROFITS (LOSSES) OF ASSOCIATES

Share of profits (losses) associated for the six-months period ended September 30, 2006 amounts to € 15 million versus € 30 million loss for the six-months period ended September 30, 2005. This loss comprised an impairment charge recorded on the Group’s investment in Martinair for an amount of € 58 million. Martinair is a 50% owned associate of KLM Group.

12.	INCOME TAXES

    12.1. Income tax charge

In € millions Six month period ended September 30,	2006	2005

Current tax charge	17	(164)

Charge for the year	(3)	(164)
Adjustment of previous current tax charges	20	—

Deferred tax income / (charge)	(255)	(128)
Change in temporary differences	(24)	25
Change in tax rates	—	—
(Use) / recognition of tax loss carryforwards	(231)	(153)

Total income tax (charge) / credit	(238)	(292)

The current tax expense relates to amounts paid or payable in the short term to tax authorities related to the six-month periods ended September 30, 2006 and 2005 in accordance with the regulations prevailing in various countries and applicable international tax treaties.

Tax expense for the six-month period ended September 30, 2005 includes an amount of € 154 million in relation to the tax on the gain on the Amadeus GTD transaction.

    12.2. Deferred tax recognized directly in equity

Deferred tax directly recorded in equity amounts to an income of € 200 million as of September 30, 2006 against a loss of € 704 million for the period ended September 30, 2005. These deferred taxes relate to the accounting of cash flow hedges.

Air France-KLM Group

13.	EARNINGS PER SHARE

Reconciliation of income used to calculate earnings per share

In € millions Six month period ended September 30,	2006	2005
Income for the period – Group share	618	829

Dividends to be paid to priority shares	—	—

Income for the period – Group share (used to calculate basic earnings per share)	618	829

Impact of potential ordinary shares :
- interest paid on convertible bonds (net of tax)	5	7

Income for the period – Group share (used to calculate diluted earnings per share)	623	836

Reconciliation of the number of shares used to calculate earnings per share

Six month period ended September 30,	2006	2005

Weighted average number of :
- Ordinary shares issued	269 383 518	269 383 518
- Treasury stock held regarding stock option plan	(3 943 674)	(5 358 337)
- Treasury stock held in stock buyback plan	(96 985)	(1 355 369)

Number of shares used to calculate basic earnings per share	265 342 859	262 669 812

Weighted average number of ordinary shares :
- Conversion of convertible bonds	21 951 219	18 292 682
- Exercise of stock options	596 306	215 667

Number of potential ordinary shares	22 547 525	18 508 349

Number of ordinary and potential ordinary shares used to calculate diluted earnings per share	287 890 384	281 178 161

Air France-KLM Group

14.	TANGIBLE ASSETS

In € millions	As of September 30, 2006			As of March 31, 2006

	Gross value	Depreciation	Net Value	Gross value	Depreciation	Net Value

Aircraft owned	7 007	1 629	5 378	6 224	1 267	4 957
Aircraft under finance lease	4 463	755	3 708	4 200	659	3 541
Other	2 063	941	1 122	2 267	886	1 381
Flight equipment	13 533	3 325	10 208	12 691	2 812	9 879
Land and buildings	2 146	876	1 270	2 081	816	1 265
Equipments and fittings	890	544	346	849	513	336
Other	800	571	229	775	547	228
Other tangible assets	3 836	1 991	1 845	3 705	1 876	1 829
Assets in progress	1 159	-	1 159	1 264	-	1 264
Total	18 528	5 316	13 212	17 660	4 688	12 972

The net carrying value of tangible assets financed under capital lease amounts to € 4 004 million as of September 30, 2006 (€ 3 912 million as of March 31, 2006).

15.	EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF AIR FRANCE-KLM SA

    15.1    Breakdown of stock and voting rights

	As of September 30, 2006		As of March 31, 2006
	% of stock	% of voting rights	% of stock	% of voting rights
French State	18%	19%	18%	19%
Employees and former employees	13%	13%	14%	14%
Treasury shares	2%	—	2%	—
Other	67%	68%	66%	67%
Total	100%	100%	100%	100%

The item “Employees and former employees” includes shares held by employees and former employees identified in funds or by a Sicovam code.

    15.2    Other securities giving access to common stock

On April 22, 2005, Air France issued 15-year bonds with an option of conversion and/or exchange for new or existing Air France-KLM shares (OCEANE). 21,951,219 bonds were issued for a total amount of € 450 million. Because each bond can be exchanged for a share Air France-KLM, the potential maximum increase of equity of Air France-KLM amounts to € 450 million.

Following the Exchange Offer, 45,093,299 Equity Warrants for new or existing shares (Bons d’Acquisition et/ou de Souscription d’Actions “BASA”) were issued. Three BASAs give the holder the right to purchase and/or subscribe to two new or existing shares of Air France-KLM stock, with a par value of € 8.50, at an exercise price of € 20 per Air France-KLM share. BASA holders will have the option, at any time during a 24-month period beginning November 2005, to obtain new or existing shares, at the Group’s discretion, upon exercise of the BASA. The maximum potential increase in the equity capital of Air France-KLM is € 601 million.

Air France-KLM Group

    15.3    Reserves and retained earnings

In € millions
As of	September 30, 2006	March 31, 2006
Legal reserve	46	46
Statutory reserve	977	1 059
Other reserves	3 588	3 054
Net income (loss)	618	913
Total	5 229	5 072

16.	SHARE BASED COMPENSATION

On February 1, 2005, the Group launched a shares-for-salary exchange scheme, in which all Air France employees residing in France were offered the opportunity to purchase Air France-KLM shares at a price of € 14 per share in exchange for wage concessions over a 6-year period. The offer was limited to a maximum of 13,186,853 ordinary shares. At the date the offer was closed, February 21, 2005, Air France employees had acquired 12,612,671 Air France-KLM shares.

These shares were granted by the French State, the largest Air France-KLM shareholder, subject to payment of a € 109 million by Air France-KLM.

The wage concessions cover the period from May 2005 to May 2011.

The fair value of the services provided under the shares-for-salary exchange scheme was calculated on the basis of the market price of the Air France-KLM share on the date the offer was closed, namely € 14.30 and amounts to € 180 million. The corresponding salary expense covers the acquisition period of voting rights from May 2005 to May 2011.

17.	PROVISIONS AND RETIREMENT BENEFITS

In € millions	As of September 30, 2006			As of March 31, 2006

	Non current	Current	Total	Non current	Current	Total

Retirement benefits	1 036	-	1 036	1 005	-	1 005
Restitution of aircraft	221	148	369	261	105	366
Restructuring	-	12	12	-	17	17
Litigation	26	60	86	66	50	116
Other	129	7	136	121	20	141
Total	1 412	227	1 639	1 453	192	1 645

Air France-KLM Group

18.	FINANCIAL DEBT

In € millions	As of September 30, 2006			As of March 31, 2006

	Non current	Current	Total	Non current	Current	Total

Perpetual subordinated loan stock	474	122	596	613	25	638
OCEANE (convertible bonds)	384	-	384	382	-	382
Bonds	550	-	550	-	-	-
Capital lease obligations	4 533	712	5 245	4 668	763	5 431
Other long-term debt	2 255	242	2 497	2 163	365	2 528
Accrued interest	-	102	102	-	107	107
Total	8 196	1 178	9 374	7 826	1 260	9 086

On September 11, 2006, the company Air France, subsidiary of the Group Air France-KLM issued € 550 million bonds maturing on January 22, 2014. Characteristics of these bonds are as follows:

-	Amount : € 550 million
-	Coupon : 4.75%
-	Starting date : September 11, 2006
-	Paying date : September 22, 2006
-	Maturity date : January 22, 2014

19.	LEASE COMMITMENTS

    19.1    Capital leases

In € millions
As of	September 30, 2006	March 31, 2006
Flight equipment	5 871	6 296
Buildings	480	489
Total	6 351	6 785

    19.2    Operating leases

The undiscounted amount of the future minimum operating lease payments for aircraft under operating lease totaled € 2 889 million as of September 30, 2006 (€ 2 947 million at March 31, 2006).

20.	FLIGHT EQUIPMENT ORDERS

Due dates for commitments in respect of firm orders for flight equipment are as follows:

In € millions As of	September 30, 2006	March 31, 2006
Y+1	720	989
Y+2	643	951
Y+3	745	731
Y+4	391	545
Y+5	352	137
> 5 years	125	135
Total	2 976	3 488

Air France-KLM Group

These commitments relate to amounts in US dollars, converted into euros at the exchange rate on the closing date. These amounts are hedged.

The number of aircraft on firm order as of September 30, 2006 decreased by 2 units compared with March 31, 2006 to reach to 46 aircraft. The number of options decreased by 8 units over the same period to reach 27 aircraft. These movements can be explained by:

•	the delivery of 8 aircraft over the period;
•	new order of 13 aircraft on which 6 are to be received;
•	the conversion of 6 options into firm orders, and the cancellation of 2 options;
•	the modification of the financing of the Embraer order that involves the decrease of 6 units.

Moreover, a significant change in the scheduled deliveries of A380-800 has been communicated by Airbus to the Group beginning of October 2006. The first deliveries will be postponed from summer 2008 to summer 2009.

Long-haul fleet

Passenger

The Group received 4 Boeing 777-300ER and one Boeing 777-200 and 2 Airbus A330s.

As of September 30, 2006, the Group’s backlog for the long-haul fleet comprised firm orders for 10 Airbus A380s, 11 Boeing 777s and one Airbus A330, as well as options for 4 Airbus A380s and 7 Boeing 777s.

Cargo

As of September 30, 2006, the Group’s backlog for the cargo long-haul fleet comprised firm orders for 5 Boeing 777Fs as well as options for 4 Boeing 777Fs. First deliveries will begin during the winter of 2008-2009.

Medium-haul fleet

The Group took delivery of one Airbus 318 and had cancelled 2 mature options (one for an Airbus A318 and one for an Airbus A320). Moreover the Group also confirmed 6 options for Boeing 737.

As of September 30, 2006, the Group’s backlog comprised of 5 Airbus A318s and 8 Boeing 737s under firm order as well as 3 Airbus A318s and 9 Boeing 737s under option.

Regional fleet

The Group has made an order for 13 Avro RJ 85 during the semester of which 7 have already been delivered as of September 30, 2006 and 6 are waiting for delivery.

Moreover, the Group has chosen to modify the financing of its order of 6 Embraer ERJ 190. The aircraft will be acquired by an operating lease which explains the change in the backlog.

Air France-KLM Group

The Group’s commitments concern the following aircraft:

Aircraft type		To be delivered in	Y+1	Y+2	Y+3	Y+4	Y+5	Beyond Y+5
A 318	As of September 30, 2006	Firm orders Options	5 —	— 2	— 1	— —	— —	— —
	As of March 31, 2006	Firm orders Options	6 —	— 1	— 2	— 1	— —	— —
A 320	As of September 30, 2006	Firm orders Options	— —	— —	— —	— —	— —	— —
	As of March 31, 2006	Firm orders Options	— —	— 1	— —	— —	— —	— —
A 330	As of September 30, 2006	Firm orders Options	1 —	— —	— —	— —	— —	— —
	As of March 31, 2006	Firm orders Options	3 —	— —	— —	— —	— —	— —
A 380	As of September 30, 2006	Firm orders Options	— —	— —	3 —	3 —	3 1	1 3
	As of March 31, 2006	Firm orders Options	— —	2 —	3 —	3 —	1 1	1 3
B 737	As of September 30, 2006	Firm orders Options	2 —	6 3	— 6	— —	— —	— —
	As of March 31, 2006	Firm orders Options	1 —	1 2	— 9	— 4	— —	— —
B 777	As of September 30, 2006	Firm orders Options	6 —	3 1	2 2	— 4	— —	— —
	As of March 31, 2006	Firm orders Options	7 —	6 —	1 1	2 4	— 3	— —
B 777 F	As of September 30, 2006	Firm orders Options	— —	— —	5 —	— 3	— 1	— —
	As of March 31, 2006	Firm orders Options	— —	— —	3 —	2 1	— 2	— —
Embraer 190	As of September 30, 2006	Firm orders Options	— —	— —	— —	— —	— —	— —
	As of March 31, 2006	Firm orders Options	3 —	3 —	— —	— —	— —	— —
Avro RJ 85	As of September 30, 2006	Firm orders Options	6 —	— —	— —	— —	— —	— —
	As of March 31, 2006	Firm orders Options	— —	— —	— —	— —	— —	— —

21.	CONTINGENT LIABILITIES

The Group is involved in several disputes, and the potential losses have not necessarily been recorded in the consolidated financial statements.

The Company was definitively removed by the Court of Appeals of Richmond, Virginia on December 9, 2004, from in the HALL action, the name of one of the travel agents who had filed a class action suit against American and European airlines, including Air France and KLM, accusing them of illegal agreements to reduce the commissions collected on the sale of airline tickets.

A lawsuit based on the same complaints, filed by fifty travel agents acting individually against the same airlines is still pending in the Federal Court of the Northern District of Ohio. However, given the small number of agents involved in this action, the financial stakes for the Company are not significant. No provisions have been recorded in connection with this suit.

In the dispute between Servair a subsidiary of the Company, and its employees for payment of meal times, all judgments issued to date by the courts have dismissed the claims of the employees involved. Only one proceeding with 255 employees is still pending before the Labor Board. This action, like the preceding cases, is considered to be not relevant by the Company and no provisions have been recorded.

Air France-KLM Group

As of February 14, 2006, authorities from the EU Commission and the US Department Of Justice (DOJ) presented themselves at the offices of Air France and KLM, as well as most airlines and world major cargo operators, formally requesting information about an alleged conspiracy to fix the price of air shipping services. Skyteam Cargo, a Company in which Air France held shares, was subject to the same investigations.

Air France-KLM as well as Air France and KLM are cooperating with these investigations.

As of September 30, 2006, over 85 purported class action lawsuits were filled in the US against air cargo operators including Air France-KLM, Air France, KLM and/or related entities. Plaintiffs allege that defendants engaged in a conspiracy to fix the price of air shipping services since January 1, 2000 including various surcharges in air cargo services in violation of antitrust laws. They consequently seek compensatory damages and treble monetary damages in unspecified amounts, costs and attorney’s fees, as well as injunctive relief amounting to triple amount of compensatory damages. These actions are in the process of being transferred and consolidated before the US District Court of the Eastern District of New-York . Air France and KLM intend to defend these cases vigorously.

At this time, Air France-KLM is unable to predict the outcome of these investigations requested by antitrust and civil litigation authorities, or the amount of penalties and compensatory damages which could be due.

On July 20, 2006, Air France was placed under formal investigation for (i) possible illegal employment practices and (ii) being a possible accessory to misappropriation of funds by Pretory, a company that supplied on board safety guards to Air France for flights to the US or other destinations following the September 11 terrorist attacks.

Air France has denied any illegal practice and immediately filed an appeal against the judge’s decision. This appeal is still pending before the Paris Court of Appeal.

To the Company’s knowledge, there is no other litigation, arbitration or other threatened or pending disputes that could have or has had in the recent past a material impact on the financial position, earnings, business or holdings of the Company.

22.	RELATED PARTIES

During the six-months period ended September 30, 2006, relationships of the Group with its related parties have not changed significantly in terms of amounts and/or scope.

The only evolution is the entity Air Ivoire fully consolidated until March 31, 2006. Since April 1, 2006, this entity is consolidated by equity method due to the fact that the percentage of control decreased from 51% to 49%. The Group has no significant relationship with Air Ivoire.

23.	SUBSEQUENT EVENTS

There has been no significant event since the close of the period.

24.	RECENT ACCOUNTING PRONOUNCEMENTS

New standards, interpretations and amendments to existing standards, effective for periods beginning on or after January 1, 2006, were not early adopted by the Group:

•	the amendment to IAS 1 related to disclosures on capital, effective for periods beginning on or after January 1, 2007;
•	the standard IFRS 7 “Financial Instruments: Disclosures”, effective for periods beginning on or after January 1, 2007;

Air France-KLM Group

25.	RECONCILIATION OF NET INCOME AND STOCKHOLDERS’ EQUITY AND UNAUDITED INTERIM CONDENSED CONSOLIDATED US GAAP STATEMENTS OF INCOME AND BALANCE SHEETS

The Group’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IFRS as adopted by the European Commission for use in the European Union which, as applied by the Group, differs in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”).

25.1.    Reconciliation of net income and of Stockholders’ equity

Reconciliation of net income

The effects of the application of US GAAP on net income for each of the six-month periods ended September 30, 2006 and 2005 are set out in the table below:

(in € millions)	Period Ended
	September 30, 2006	September 30, 2005
Group net income in the IFRS consolidated income statements	618	829
US GAAP adjustments :
(a) Business combination :
KLM	59	110
Other	3	1
(b) Reconciling items related to aircraft	(13)	(57)
(c) Pensions and post-retirement benefits	(8)	(7)
(d) Derivatives	18	12
(e) Stock-based compensation	(3)	(11)
(f) Convertible bonds	2	1
(g) Other	—	9
(h) Accounting for income taxes	(18)	—
(i) Deferred income tax effect on above adjustments	(18)	(36)
Total US GAAP adjustments	22	22
Minority interests on above adjustments	—	(2)
Group net income, according to US GAAP	640	849

Air France-KLM Group

Reconciliation of Stockholders’ equity

The effects of the application of US GAAP on stockholders’ equity as of September 30, 2006 and March 31, 2006 are set out in the table below:

(in € millions)	September 30, 2006	March 31, 2006
Stockholders’ equity, as reported in the IFRS consolidated balance sheets	7,900	7,734
US GAAP adjustments :
(a) Business combination :
KLM	(1,019)	(1,078)
Other	115	112
(b) Reconciling items related to aircraft	634	647
(c) Pensions and post-retirement benefits	42	50
(d) Derivatives	(109)	(112)
(e) Stock-based compensation	—	—
(f) Convertible bonds	(66)	(68)
(g) Other	7	7
(h) Accounting for income taxes	(18)	—
(i) Deferred income tax effect on above adjustments	(292)	(280)
Total US GAAP adjustments	(706)	(722)
Minority interests on above adjustments	(6)	(6)
Stockholders’ equity, according to US GAAP	7,188	7,006

Differences between accounting principles followed by the Group and U.S. GAAP

Elements of the Group’s accounting policies which differ significantly from US GAAP are described below.

(a)	Business combination

a-1 Acquisition of KLM

In 2004, Air France acquired KLM by a public offer to holders of KLM ordinary shares.

Under IFRS and U.S. GAAP, Air France-KLM concluded that its ability to cast the deciding vote for significant matters of management by the strategic management committee, combined with its ownership of 49% of the voting share capital of KLM, and its ownership of all of the outstanding depositary receipts related to the administered shareholdings provides Air France-KLM with a controlling financial interest in KLM, and that consolidation of KLM provides the most meaningful presentation of the combined financial position and results of operations of Air France-KLM.

All assets, liabilities and non-controlling interests of KLM have been measured at their fair values at the date of completion of the exchange offer. KLM’s operations have been consolidated beginning May 1, 2004.

Under IFRS and US GAAP, the acquisition of KLM was accounted for under the purchase method which differs in certain aspects between IFRS and US GAAP.

Air France-KLM Group

Stockholders’ equity and net income reconciling items before tax included in the reconciliation related to KLM’s business combination are summarized below:

(in € millions)	Income Statement		Stockholders’ equity as of

	September 30, 2006	September 30, 2005	September 30, 2006	March 31, 2006
Elimination of negative goodwill recognized under IFRS			(1,352)	(1,352)
Reconciling items related to the negative goodwill			(16)	(16)
Effect of the allocation of the negative goodwill on the depreciation of assets acquired :
Fleet assets	43	43	221	178
Other tangible assets	9	6	41	32
Intangible assets	5	3	17	12
Software	2	1	10	8
Equity investments	—	—	1	1
Elimination of impairment recorded on Martinair	—	57	59	59
Total	59	110	(1,019)	(1,078)

•    Negative goodwill recognized under US GAAP

Under IFRS, negative goodwill is directly recorded through income statement.

Under U.S. GAAP, the acquiring enterprise should reduce proportionately the fair value of the acquired assets for the amount of negative goodwill. However, the purchase price allocation to certain assets such as prepaid pension asset and financial assets (excluding investments in equity investees) is not reduced because these assets are viewed as having a more reliably determinable fair value.

Consequently, under US GAAP, the negative goodwill has been allocated on a pro rata basis as a reduction of the fair values of certain assets, namely fixed assets, intangible assets, other non current assets and investment accounted for under the equity method.

The allocation under US GAAP of the negative goodwill on the assets is presented below:

In € millions
Decrease in fleet assets	(1,229)
Decrease in other tangible assets	(276)
Decrease in other assets	(116)
Decrease in equity method investments	(69)
Decrease in intangible assets identified	(146)
Decrease in software	(15)
Deferred tax asset arising from the above reconciling items	639
Valuation allowance on deferred tax assets generated by the allocation of negative goodwill	(156)
Allocation of negative goodwill under US GAAP	(1,368)

The allocation of negative goodwill to intangible assets, fleet assets and other tangible assets reduces the depreciation expense recorded under US GAAP over the useful lives of the assets.

As of March 31, 2006, the Group determined that the remaining valuation allowance on deferred tax assets generated by the allocation of negative goodwill was no longer required. In accordance with the requirements of SFAS N°109, Accounting for Income Taxes (“SFAS 109”), the Group has credited € 113 million to non-current intangible assets related to the acquisition.

During the period ended September 30, 2006, KLM reversed a provision for tax contingencies which existed prior to the acquisition. In accordance with the requirements of SFAS 109 the Group has credited €25 to non-current intangible assets related to the acquisition.

Air France-KLM Group

Reconciliation of negative goodwill

The reconciliation between the negative goodwill calculated under IFRS and the negative goodwill calculated under US GAAP is presented below:

In € millions
Negative goodwill under IFRS	(1,352)
Differences related to determination of purchase price :
Measurement date of securities issued	(37)
Employee stock options valuation	(2)
Differences related to the allocation of purchase price :
Reclassification of treasury shares	34
Adjustment on maintenance	(15)
Deferred income tax effect on above adjustments	4

Total US GAAP reconciling items	(16)
Negative goodwill under US GAAP	(1,368)

Differences in the negative goodwill between IFRS and US GAAP are further explained below:

Differences related to the determination of purchase price

Under IFRS, the purchase price of KLM has been determined to be €831 million. Under US GAAP such purchase price has been determined to be €792 million.

The difference is explained as follows:

(i)	Measurement date of securities issued: Under IFRS, the consideration for the acquisition of KLM’s common shares by Air France was based on the quoted market price as of the two closing dates of the exchange offer (i.e. May 3, 2004 at € 14.65 per share and May 21, 2004 at €12.81 per share). Under U.S. GAAP Air France has complied with the provisions of EITF 99-12 Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination and used the market price for a reasonable period before and after the date the terms of the transaction were agreed to and announced in determining the fair value of securities issued. Accordingly, under U.S. GAAP, Air France shares issued in consideration for the acquisition of KLM were determined based on a weighted average share price for the six trading days between September 25, 2003 and October 2, 2003, which was € 13.34 per share. The warrants issued as part of the transaction have also been valued at different dates under IFRS and US GAAP.

(ii)	Employee stock options: Under both IFRS and U.S. GAAP, vested stock options issued by an acquirer in exchange for outstanding awards held by employees of the acquiree shall be considered to be part of the purchase price paid by the acquirer for the acquiree. Accordingly, Air France-KLM has followed the provisions of FASB Interpretation 44, Accounting for Certain Transactions involving Stock Compensation (“FIN 44”) and has included the fair value of the options issued in the purchase price. The date of stock market price used in the Black-Scholes model for stock options valuation differs between IFRS and US GAAP.

Differences on the negative goodwill related to a timing difference in cancellation of treasury shares

Prior to the application of IAS 32 and IAS 39 effective April 1, 2005, treasury shares were classified as marketable securities at their acquisition cost less depreciation, if necessary. Effective April 1, 2005, treasury shares are accounted for at cost as a reduction of stockholders’ equity under IFRS.

Under US GAAP, treasury shares are recorded, at cost, as a reduction of stockholders’ equity. Any difference between the recorded cost and proceeds received on a subsequent sale of the treasury shares is recorded in stockholders’ equity.

Air France-KLM Group

Adjustment on maintenance

Under IFRS, the Group accrues for both airframe and engine maintenance costs related to aircraft held under an operating lease as soon as the aircraft does not meet the return to condition criteria set as per the lease arrangement between the Group and the lessor. When the condition of the aircraft exceeds the return to condition criteria set as per the lease arrangement, the Group capitalizes the related amount in excess. Such an amount is amortized on a straight-line basis over a period ending when the restitution criteria are met.

Under US GAAP, maintenance costs are expensed as incurred and restitution costs are only accrued when the termination of the lease becomes probable and such costs become estimable.

•    Elimination of the impairment recorded on Martinair

Under IFRS, an impairment charge has been recorded on the Group’s investment in Martinair (accounted for under the equity method) during the year ended March 31, 2006 for an amount of € 59 million. Under US GAAP, the investment in Martinair had already been reduced by €59 million as part of the negative goodwill allocation as disclosed above.

a-2 Other business combinations

Stockholders’ equity and net income reconciling items before tax included in the reconciliation are summarized below:

(in € millions)	Income Statement		Stockholders’ equity as of

	September 30, 2006	September 30, 2005	September 30, 2006	March 31, 2006
Amortization of goodwill	—	—	107	107
Business combination other than KLM	3	1	8	5
Other business combination	3	1	115	112

•    Amortization of goodwill :

In respect of acquisitions prior to April 1, 2004, goodwill is included on the basis of its deemed cost, which represents the amount recorded under French GAAP. The classification and accounting treatment of business combinations that occurred prior to April 1, 2004 has not been reconsidered in preparing the Group’s opening balance sheet at April 1, 2004. Moreover, under French GAAP, consolidation and business goodwill arising from previous transactions have been amortized over the expected period of benefit, which does not exceed 20 years. Under IFRS effective April 1, 2004, goodwill arising from previous transactions is not amortized but is required to be reviewed for impairment annually (or more frequently if impairment indicators arise).

Under U.S. GAAP, the Group accounts for goodwill and other indefinite life intangible assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). As permitted, the Group adopted the provisions of SFAS 142 on April 1, 2001. Under SFAS 142, goodwill and indefinite life intangible assets are no longer amortized but are required to be reviewed annually for impairment (or more frequently if impairment indicators arise).

Additionally, goodwill on equity method investments is no longer amortized; however, it is still to be tested for impairment in accordance with Accounting Principles Board Opinion No.18, The Equity Method of Accounting for Investments in Common Stock (“APB 18”).

The Group performs the annual test for goodwill impairment as of December 31 of each year. No goodwill impairment was recorded during the six-month period ended September 30, 2006 and 2005.

Air France-KLM Group

•    Business combinations other than KLM :

In accordance with the IFRS 1 exemption, business combinations that occurred prior to April 1, 2004 (essentially Air Inter and UTA business combinations) have not been accounted for in accordance with IFRS 3. Business combinations that occurred prior to April 1, 2004 were accounted for in accordance with French GAAP. Under French GAAP certain acquired assets and liabilities were not adjusted to fair value at the time of the acquisition, or in the case of step acquisitions, the fair values of the assets acquired and liabilities assumed were assessed during the initial step of the acquisition and not revisited for subsequent steps.

Under U.S. GAAP, Accounting Principles Board Opinion No. 16, Business Combinations applicable for business combinations initiated through June 30, 2001, and SFAS No 141 Business Combinations applicable for business combinations initiated after that date, require that the Group allocates the purchase price over the assets acquired and liabilities assumed, and in case of step acquisitions, require that any additional interest acquired be measured at fair value at the date of the acquisition of the additional interest. As a consequence of this difference, the recorded amounts of goodwill and tangible fixed assets differ under IFRS and U.S. GAAP.

A summary of the adjustments to net income and stockholders’ equity before tax from IFRS to US GAAP is disclosed below:

(in € millions)	Income Statement		Stockholders’ equity as of

	September 30, 2006	September 30, 2005	September 30, 2006	March 31, 2006
Reduction of goodwill	—	—	(23)	(23)
Increase in tangible assets	3	1	31	28
Business combination other than KLM	3	1	8	5

(b)	Reconciling items related to aircraft

Stockholders’ equity and net income reconciling items before tax included in the reconciliation are summarized below:

(in € millions)	Income Statement		Stockholders’ equity as of

	September 30, 2006	September 30, 2005	September 30, 2006	March 31, 2006
Fair market value of the fleet	(30)	(44)	474	504
Leases involving governmental units	—	1	33	33
Accounting for maintenance costs	(1)	(35)	(107)	(106)
Sale-leaseback transactions	10	14	(45)	(55)
Restitution cost accrual	8	7	279	271
Total	(13)	(57)	634	647

•    Fair market value of the fleet

In accordance with IFRS 1, the Group has elected to measure certain aircraft at the date of transition to IFRS at their fair value and to use this fair value as deemed cost. The fleet was valued as of April 1, 2004 by external appraisers.

Under US GAAP, the fleet is valued at historical cost less accumulated depreciation and impairment charge, if applicable.

•    Leases involving governmental units

Under IFRS, certain lease agreements with Aéroports De Paris (“ADP”), a governmental unit, have been accounted for as finance leases in accordance with IAS 17 Leases.

Under US GAAP, in accordance with FIN 23 Leases of certain properties owned by a governmental unit or authority, lease agreements with ADP have been accounted for as operating leases.

Air France-KLM Group

•    Accounting for maintenance costs

Under IFRS, the Group applies the component method for major airframe and engine maintenance. The estimated maintenance costs related to aircraft owned and held under finance leases are capitalized and depreciated over the period to the next major overhaul.

Under U.S. GAAP, the Group accounts for maintenance costs of owned aircraft and aircraft held under capital leases using the expense as incurred method.

•    Sale-leaseback transactions

The Group regularly enters into transactions whereby the Group sells a fully owned aircraft to a third party and leases the aircraft back from this party (the lessor). Under IFRS, when this transaction results in a sale and operating leaseback transactions, the related profit or losses are accounted for as follows:

-	They are recognized immediately when it is clear that the transaction is established at fair value.
-	If the sale price is below fair value, any profit or loss is recognized immediately except that, if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the period for which the asset is expected to be used, and
-	If the sale price is above fair value, the excess over fair value is deferred and amortized over the period for which the asset is expected to be used.

Under U.S. GAAP, all profits or losses on sales realized by the Group are deferred and amortized in proportion to the related gross rental charged to expense over the lease term, for operating leases. However, when the fair value of the property at the time of the transaction is less than its undepreciated cost, a loss is recognized immediately up to the amount of the differences between undepreciated cost and fair value.

•    Restitution cost accrual

Under IFRS, the Group accrues for both airframe and engine maintenance costs related to aircraft held under an operating lease as soon as the aircraft does not meet the return to condition criteria set as per the lease arrangement between the Group and the lessor. When the condition of the aircraft exceeds the return to condition criteria set as per the lease arrangement, the Group capitalizes the related amount in excess. Such an amount is amortized on a straight-line basis over a period ending when the restitution criteria are met.

Under US GAAP, maintenance costs are expensed as incurred and restitution costs are only accrued when the termination of the lease becomes probable and such costs become estimable.

(c)	Pensions and post-retirement benefits

Stockholders’ equity and net income reconciling items before tax included in the reconciliation are summarized below:

(in € millions)	Income Statement		Stockholders’ equity as of

	September 30, 2006	September 30, 2005	September 30, 2006	March 31, 2006
Additional minimum liability	—	—	(159)	(159)
Difference in the timing of the recognition of actuarial gains and losses	(5)	(7)	180	185
Difference in recognition of prior service costs	(1)	1	22	23
Difference in transition obligation	1	—	(4)	(5)
Provision for early retirement	(3)	(1)	3	6
Total	(8)	(7)	42	50

•    Additional minimum liability

Under US GAAP, the Group accounts for its pension and post-retirement benefit plans in accordance with SFAS N° 87 Employers’ Accounting for Pensions (“SFAS 87”) and SFAS N° 106 Employers’ Accounting for Postretirement Benefits (“SFAS 106”). Under US GAAP, an additional minimum pension liability is required when, as a result of unamortized actuarial losses, prior service costs and transition obligation, the accrued liability is lower than the excess of accumulated benefit obligation over the fair value of the plan assets. This additional minimum pension liability is recorded, according

Air France-KLM Group

to SFAS 87, as an intangible asset for an amount limited to the addition of unrecognized prior service costs and transition obligation. The residual amount is recorded with a counterpart in other comprehensive income.

There is no requirement for an additional minimum liability under IFRS.

•    Difference in the timing of the recognition of actuarial gains and losses

In accordance with IFRS 1, the Group elected to recognize the unrecognized actuarial gains and losses in the Group’s net stockholders’ equity at the IFRS transition date, thus creating a reconciling item between IFRS and US GAAP.

•    Difference in recognition of prior service costs

Under IFRS, increase in prior service cost for vested rights is recognized directly in the income statement.

Under U.S. GAAP, such costs are generally amortized over the remaining service period of the employees participating in the plan.

•    Difference in transition obligation

Under US GAAP, the Group accounts for its pension and post retirement benefit plans in accordance with SFAS 87 and SFAS 106. Transition obligations for pensions were calculated as of April 1, 2001 and have been amortized through a 12 year period.

•    Provision for early retirement

In accordance with French law, Air France-KLM has implemented a voluntary early retirement program for employees between 55 and 60 years of age (normal retirement age). During this early retirement period, employees receive 80% of their full time salary for working part time. The employees are required to work 50% of the total working time remaining until normal retirement age. In most cases, the employees work 80% of the total time during the first half of the period and 20% during the second half. Under IFRS, the Group treated the additional benefits granted under the early retirement program as termination benefits and recorded a liability at the date of the offer to the employees.

Under U.S. GAAP, such costs are expensed as incurred as they relate solely to future service periods and do not qualify as post-employment benefits according to SFAS N° 112, Employers’ Accounting for Post-employment Benefits.

(d)	Derivatives

Stockholders’ equity and net income reconciling items before tax included in the reconciliation are summarized below:

(in € millions)	Income Statement		Stockholders’ equity as of

	September 30, 2006	September 30, 2005	September 30, 2006	March 31, 2006
Unrealized gains / (losses) on fuel derivatives	17	22	—	—
Unrealized gains / (losses) on forward exchange contracts	2	(10)	(109)	(112)
Unrealized gains / (losses) on interest swaps	(1)	—	—	—
Total	18	12	(109)	(112)

Beginning April 1, 2005, the Group has applied IAS 32 and IAS 39. The impact of the first time application of IAS 32 and 39 was directly recorded in equity. Amounts recorded into equity correspond to derivatives’ fair value and hedged items’ revaluation attributable to the hedged risk (fair value hedge).

Prior to April 1, 2005, the Group applied the following accounting policies under IFRS:

•	Unrealized gains and losses on foreign exchange contracts and foreign currency swaps were recorded against the carrying amount of the hedged asset or liability.
•	The difference between interest payable and receivable related to interest rate swaps was recognized as interest expense or interest income on an accrued basis, symmetrically to the interests paid on the hedged debt.
•	Realized gains or losses on petroleum derivatives (options or swaps) were recognized as operating expense or operating income, symmetrically to the jet fuel expenses.

Air France-KLM Group

Beginning April 1, 2005, according to IAS 39 principles, all derivative instruments are to be recognized on the balance sheet at fair value. Changes in derivatives fair value are recognized either in the income statement or in other comprehensive income depending of the type of hedging relationships:

•	Derivatives classified as trading : Changes in the fair value of derivatives that are not designated as hedges are immediately recorded through the income statement
•	Derivatives classified as cash flow hedge: Changes in derivatives’ fair value are recorded in equity for the effective portion and in the income statement for the ineffective portion. Changes in derivatives fair value are reclassified in the income statement as soon as the hedged item is recognized in earnings.
•	Derivatives classified as fair value hedge: Changes in the fair value of derivatives are recorded in the income statement symmetrically to the changes in hedged items’ revaluation attributable to the hedged risk.

In order to qualify for hedge accounting (fair value hedge or cash flow hedge), formal documentation designating the relationships between the hedging instruments and the hedged underlying transaction must be in place at the inception and the hedge effectiveness must be reassessed on a regular basis.

Under US GAAP, beginning March 31, 2001, the Group adopted SFAS N° 133 Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) according to which all derivative instruments are to be recognized on the balance sheet at fair value, similarly to IAS 32 and IAS 39.

Until March 31, 2005, the derivatives held by the Group over the periods were economic hedges. However, most of the derivatives did not qualify for hedge accounting under SFAS 133 as the documentation supporting hedging transactions was not sufficient to meet the necessary requirements. Changes in derivatives’ fair value were therefore recorded in the income statement without offset against the underlying hedged item.

The differences between US GAAP and IFRS are related to:

•    Hedge effectiveness assessment for cash flow hedges involving the use of options

Under IFRS, effectiveness is assessed including options’ time value, resulting in recognizing changes in options’ time value in income statement as ineffectiveness.

Under US GAAP, based on DIG G20 principles Cash flow hedges: assessing and measuring the effectiveness of a purchased option used in a cash flow hedge”, changes in options’ time value are excluded from hedge effectiveness calculations if the critical terms of the hedging instruments completely match the related terms of the hedged forecast transactions, resulting in recording all changes in the hedging option’s fair value (including changes in the option’s time value) in other comprehensive income.

•    Difference in IAS 39 and SFAS 133 application date

Under US GAAP, certain forward exchange contracts were qualified as trading derivatives until March 31, 2005. Following the adoption of IAS 39, these derivatives have been qualified as fair value hedge, consistent with the IFRS classification. This leads to a difference relating to the carrying value of the hedged items, between IFRS and US GAAP. This reconciling item will remain until the derivatives mature.

(e)	Stock based compensation

(in € millions)	Income Statement		Stockholders’ equity

	September 30, 2006	September 30, 2005	September 30, 2006	March 31, 2006
ESA 2003 plan	1	1	—	—
ESA 1998 plan	(4)	(12)	—	—
Total	(3)	(11)	—	—

•	ESA 2003 plan

The ESA 2003 plan vests in annual installments over a six year period.

In accordance with IFRS2.IG11, the Group accounts for each installment of this plan on a straight-line basis over the requisite period for each separately vested portion of the plan.

Under US GAAP and in accordance with SFAS N° 123 Accounting for Stock-based Compensation (“SFAS 123”), the Group made an election for plans similar to ESA 2003 to allocate the related compensation cost ratably over the service period as (i) the Group does not use different estimated useful lives in the determination of the fair value of these awards and (ii) the cumulative compensation cost recognised at any date equals the portion of the award vested.

Air France-KLM Group

•    ESA 1998 plan

Under IFRS, pursuant to the transitional provisions of IFRS 2, only the plans granted after November 7, 2002, were accounted for in accordance with IFRS 2. The other plans are not valued and remain unrecognized. As a result, ESA 1998 has not been accounted for in accordance with IFRS 2.

Under U.S. GAAP, the Group accounts for stock-based awards in accordance with SFAS 123. Accordingly, the fair value of those awards has been expensed. This GAAP difference had no impact on stockholders’ equity.

(f)	Convertible bonds

Under IFRS, the Group accounts for convertible bonds in accordance with IAS 32. As a result, the convertible debt is divided into its liability and its equity component. These components are presented separately on the face of the balance sheet.

Under US GAAP, the Group accounts for convertible bonds in accordance with APB 14 Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrant, which requires that, when the convertible debt is issued and the conversion price is greater than the market value of the stock at the issuance date, no value is to be apportioned to the conversion feature when recording the issue. As a result of this GAAP difference, the interest expense is greater under IFRS.

(g)	Other

Stockholders’ equity and net income adjustments before tax included in the reconciliation are summarized below:

(in € millions)	Income Statement		Stockholders’ equity

	September 30, 2006	September 30, 2005	September 30, 2006	March 31, 2006
Equity method investments	—	9	7	7
Total	—	9	7	7

•    Equity method investments

Under IFRS, the Group has accounted for investments in companies on which it has the ability to exercise significant influence under the equity method. The Group’s share in income of companies accounted for under the equity method is determined based on the IFRS financial statements of such companies.

Under US GAAP, as required by APB 18, the results of operations of these investees must be determined in accordance with US GAAP prior to the Group’s recognition of its share in income of companies accounted for under the equity method. The adjustments to present investees under US GAAP relate to the Group’s investment in

-	Alpha and mainly reflect difference in accounting for pension

Air France-KLM Group

-	Amadeus GTD and mainly reflect differences in accounting for business combination. Upon realization of the LBO transaction described in note 9, all the differences had been reversed by the profit and loss.

As a consequence of the Amadeus GTD transaction, Air France-KLM’s interest in WAM was reduced to zero under both IFRS and US GAAP. After Air France-KLM’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Air France-KLM has incurred legal or constructive obligations or made payments on behalf of the associate. Air France-KLM is not expected to guarantee debt or enter into any other agreements that may require the Group to infuse cash into WAM.

If WAM subsequently reports profits, Air France-KLM will resume recognizing its share of those profits only after its share of the profits exceeds the share of losses not recognized.

(h)	Accounting for income taxes

During the period ended September 30, 2006, KLM settled tax litigations with the Dutch tax authorities for which a provision had been recorded prior to the acquisition. Under IFRS, the Group recorded the reversal of this tax contingency in the income statement. Under US GAAP, such reversal is recorded against non-current intangible assets related to the acquisition.

(i)	Deferred income tax effect on above adjustments

The tax effect of the adjustments included in the reconciliation of net income and stockholders’ equity under IFRS to US GAAP was calculated by applying the applicable tax rate to the pretax adjustment where such adjustments have a tax effect. The applicable tax rate was the tax rate expected to apply at the time the temporary difference reverses based on the specific tax jurisdiction in which the reversal will occur.

The tax rates used in the calculation of the deferred income tax effect are :

•	For the six month period ended September 30, 2006 : 34.43 % for France and 29.48% for Netherlands
•	For the six month period ended September 30, 2005 : 34.43% for France and 31.50% for Netherlands

(j)	Classification differences

Under IFRS, as required by IAS 12, deferred tax assets and liabilities are not classified as current assets or liabilities.

Under U.S. GAAP, deferred tax assets and liabilities are separated into a current and non-current amount based on the classification of the related asset or liability or for a deferred tax asset or liability that is not related to an asset or liability, according to the expected reversal date of the temporary difference. Furthermore, the valuation allowance for a particular tax jurisdiction shall be allocated between current and non-current deferred tax assets for that tax jurisdiction on a pro rata basis. This difference creates presentation differences to the Group’s condensed consolidated balance sheets prepared in accordance with U.S. GAAP.

Air France-KLM Group

    25.2.    US GAAP financial information

The following are the Group’s interim unaudited condensed consolidated statements of income prepared in accordance with US GAAP for each of the six-month periods ended September 30, 2006 and 2005.

(in € millions)	Period Ended
	September 30, 2006	September 30, 2005
Net sales	11,941	10,812
Salaries and related costs	(3,334)	(3,178)
Aircraft fuel	(2,181)	(1,717)
Depreciation and amortization	(718)	(692)
Other expenses (*)	(4,717)	(3,977)
Financial income	374	311
Financial expenses	(476)	(396)
Income before taxes, minority interests and share in net income of equity affiliates	889	1,163
Income tax (expense) income	(274)	(327)
Share in net income of equity affiliates	15	27
Minority interests	10	(14)
Net income	640	849

(*)	include the gain recorded on the Amadeus GTD transaction for the six-month period ended September 30, 2005 (please refer to Note 9 to the condensed interim financial statements)

In accordance with SFAS N° 128, Earnings per Share, basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is adjusted to include any potential common shares and the effect of diluting instruments. The computation and reconciliation of basic and diluted earnings per share for the six-month periods ended September 30, 2006 and 2005 in accordance with U.S. GAAP is as follows:

(in € millions except shares and per share data)	Period Ended
	September 30, 2006	September 30, 2005
Numerator
Net income (loss) used to calculate basic earnings per share according to U.S. GAAP	640	849

Net income (loss) used to calculate diluted earnings per share according to US GAAP	645	856
Denominator (share amounts)
Weighted average number of shares outstanding – basic	265,342,859	262,669,812
Weighted average number of shares outstanding – diluted	287,890,384	281,178,161

Net earnings (loss) per share – basic, according to U.S. GAAP	2.41	3.23
Net earnings (loss) per share – diluted, according to U.S. GAAP	2.24	3.04

The number of stock options not exercised as of September 30, 2006 amounted to 3,409,961 shares. Only 2,475,363 share equivalents have been taken into account for the calculation of the diluted earnings per share, as the remaining share equivalents had an antidilutive effect.

The number of stock options not exercised as of September 30, 2005 amounted to 4,861,386 shares. Only 1,224,041 share equivalents have been taken into account for calculation of the diluted earnings per share, as the remaining share equivalents had an anti-dilutive effect.

Furthermore, 30,060,147 new or existing Air France-KLM’s shares, which are issuable in respect of Air France-KLM’s equity warrant (“BSA”) issued on May 2004, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

Air France-KLM Group

The following are the Group’s unaudited interim condensed consolidated statements of comprehensive income prepared in accordance with US GAAP for each of the six-month period ended September 30, 2006 and 2005:

(in € millions)	September 30, 2006	September 30, 2005
Net income (loss), as determined under U.S. GAAP	640	849
Other comprehensive income :
Foreign currency translation adjustments	(2)	8
Unrealized gains / losses on available-for-sale securities	(3)	(10)
Derivative instruments	(608)	863
Tax effect on the above adjustments	205	(288)
Comprehensive income (loss), as determined under U.S. GAAP	232	1,422

Tax effects on other comprehensive income relate to derivative instruments.

The other comprehensive income due to derivatives instruments is analyzed as follows :

(in € millions)	September 30, 2006			September 30, 2005

	Other Comprehensive Income (Derivatives)	Reclassification of unrealized gain / loss from OCI to income statement	Unrealized gains and losses of derivative instruments	Other Comprehensive Income (Derivatives)	Reclassification of unrealized gain / loss from OCI to income statement	Unrealized gains and losses of derivative instruments
Derivative instruments	(608)	(457)	(151)	863	(313)	1,176

Air France-KLM Group

The following are the Group’s unaudited interim condensed consolidated balance sheets prepared in accordance with US GAAP as of September 30, 2006 and March 31, 2006 :

(in € millions)	September 30, 2006	March 31, 2006
Cash and cash equivalents and short-term investments	3,985	3,580
Accounts receivable	2,654	2,517
Inventories	416	329
Deferred tax assets – current	197	—
Prepaid expenses and other	2,494	2,045
Total current assets	9,746	8,471
Tangible assets	12,040	11,780
Investments	308	284
Other non current asset	3,851	4,116
Deferred tax assets – non current	1	—
Intangible assets	175	196
Goodwill	274	280
Total non-current assets	16,649	16,656
Total assets	26,395	25,127

(in € millions)	September 30, 2006	March 31, 2006
Current maturities of long-term debt	1,173	1,255
Short-term obligations	319	102
Trade payables	2,133	2,037
Deferred revenue on ticket sales	1,992	2,062
Deferred tax liabilities – current	20	43
Other current liabilities	2,793	2,584
Total current liabilities	8,430	8,083
Long-term debt	8,177	7,807
Provisions	1,148	1,149
Other non-current liabilities	537	484
Deferred tax liabilities – non-current	799	473
Total non-current liabilities	10,661	9,913
Total liabilities	19,091	17,996
Minority interests	116	125
Stockholders’ equity	7,188	7,006
Total liabilities and stockholders’ equity	26,395	25,127

Certain prior year amounts have been reclassified to conform to the current year’s presentation. These reclassifications had no effect on previously reported net income or stockholders’ equity.

Air France-KLM Group

    25.3    Recent Accounting Pronouncements

Statement of Financial Accounting Standard No. 157, Fair Value Measurement

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The Group will be required to adopt SFAS No. 157 as of April 1, 2008. The Group is currently evaluating the impact of SFAS 157 on the Group’s financial condition, results of operations and cash flows.

Statement of Financial Accounting Standard No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, the Financial Accounting Standards Board issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The Group will be required to initially recognize the funded status of its defined benefit postretirement plans and to provide the required disclosures as of the end of the fiscal year ending March 31, 2007, and will be required to measure plan assets and benefit obligations as of date of its year-end statement of financial position in the fiscal year ending March 31, 2009. The Group is currently reviewing this statement to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109

Issued in June 2006, FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”) clarifies the accounting for uncertainty in income tax recognition in accordance with FASB Statement No. 109, Accounting for Income Taxes. It also requires additional financial statement disclosures about uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is currently evaluating the impact of FIN 48 on the Group’s consolidated financial statements.

EITF Issue No. 06-2, Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43

In June 2006, the FASB Emerging Issues Task Force (‘EITF’) issued EITF 06-02, Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43. This issue relates to an employee’s right to a compensated absence under a sabbatical or similar benefit arrangement (a) that require the completion of a minimum service period, (b) in which the benefit does not increase with additional years of service, and (c) in which the employee is not required to perform any duties during the absence. The compensation cost associated with such an arrangement should be accrued over the requisite service period, if the other conditions for recognition in FASB Statement No. 43, Accounting for Compensated Absences are met. This issue should be applied to financial reports for annual reporting periods beginning after December 15, 2006 with early application of this guidance permitted, provided the Group has not issued any financial statements for any period of the earlier fiscal year. Management believes the adoption of EITF 06-2 will not have a significant effect on the Group’s consolidated financial statements.

EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)

In June 2006, the Task Force reached a consensus that the scope of EITF 06-3 includes any tax assessed by a governmental authority that is both imposed on and current with a specific revenue-producing transaction between a seller and a customer, and may include, but is not limited to sales, use, value added, and some excise taxes.

The scope of EITF 06-3 excludes tax schemes that are based on gross receipts and taxes that are imposed during the inventory procurement process. Either the presentation of taxes within the scope of EITF 06-3 on a gross or a net basis is an accounting

Air France-KLM Group

policy decision that should be disclosed under Opinion 22. Furthermore, for taxes reported on a gross basis, a company should disclose the aggregate amount of those taxes in interim and annual financial statements for each period for which an income statement is presented if that amount is significant. The disclosures required under this consensus should be applied retrospectively to interim and annual financial statements for all periods presented, if those amounts are significant. The consensus in this issue should be applied to interim and annual reporting periods beginning after December 15, 2006. Earlier application is permitted. Management believes the adoption of EITF 06-3 will not have a significant effect on the Group’s consolidated financial statements.

FSP AUG AIR-1, Accounting for Planned Major Maintenance Activities

FSP AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. An entity shall apply the same method of accounting for planned major maintenance activities in annual and interim financial reporting periods. This FSP amends certain provisions in the AICPA Industry Audit Guide, Audits of Airlines (Airline Guide), and APB Opinion No. 28, Interim Financial Reporting. The guidance in this FSP is effective for the first fiscal year beginning after December 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year. The Group currently uses the direct expense method of accounting for planned major maintenance; therefore, the adoption of FSP AUG AIR-1 should not have any material impact on the Group consolidated financial statements.

SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

In September 2006, the SEC released SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), which addresses how uncorrected errors in previous years should be considered when quantifying errors in current-year financial statements. SAB 108 requires registrants to consider the effect of all carry over and reversing effects of prior-year misstatements when quantifying errors in current-year financial statements. The SAB does not change the SEC staff’s previous guidance on evaluating the materiality of errors. The Group will adopt SAB 108 for the fiscal year ending March 31, 2007. Management is currently evaluating the impact of the adoption of SAB 108 on the Group’s consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: January 12, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations